IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2017 and for the six-month and three-month periods ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 75, beginning on July 1st, 2017.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: August 7, 2017.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 366,788,243 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 63.76% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid up (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(1) For computation purposes, Treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
Adama	Adama Agricultural Solutions Ltd.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2017
CPF	Collective Promotion Funds
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presumed Income Tax
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
NCN	Non-Convertible Notes
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2017 and June 30, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.17	06.30.17
ASSETS
Non-current assets
Investment properties	8	113,465	99,953
Property, plant and equipment	9	28,015	27,113
Trading properties	10, 21	3,496	4,532
Intangible assets	11	12,809	12,387
Investments in associates and joint ventures	7	8,195	7,885
Deferred income tax assets	18	306	285
Income tax and MPIT credit		43	145
Restricted assets	12	1,048	448
Trade and other receivables	13	5,316	4,974
Investments in financial assets	12	1,266	1,772
Financial assets held for sale	12	6,667	6,225
Derivative financial instruments	12	-	31
Total non-current assets		180,626	165,750
Current assets
Trading properties	10, 21	2,962	1,249
Inventories	21	4,184	4,260
Restricted assets	12	1,157	506
Income tax and MPIT credit		83	339
Group of assets held for sale	26	3,062	2,681
Trade and other receivables	13	17,094	17,264
Investments in financial assets	12	19,312	11,951
Financial assets held for sale	12	2,503	2,337
Derivative financial instruments	12	60	51
Cash and cash equivalents	12	29,495	24,854
Total current assets		79,912	65,492
TOTAL ASSETS		260,538	231,242
SHAREHOLDERS’ EQUITY
Shareholders´equity (according to corresponding statement)		30,585	25,864
Non-controlling interest		27,221	21,472
TOTAL SHAREHOLDERS’ EQUITY		57,806	47,336
LIABILITIES
Non-current liabilities
Borrowings	16	128,088	109,489
Deferred income tax liabilities	18	22,396	23,024
Trade and other payables	15	2,379	3,040
Provisions	17	795	943
Employee benefits		823	763
Derivative financial instruments	12	103	86
Salaries and social security liabilities		96	127
Total non-current liabilities		154,680	137,472
Current liabilities
Trade and other payables	15	23,120	20,839
Borrowings	16	19,307	19,926
Provisions	17	941	890
Group of liabilities held for sale	26	2,087	1,855
Salaries and social security liabilities		2,036	2,041
Income tax and MPIT liabilities		420	797
Derivative financial instruments	12	141	86
Total current liabilities		48,052	46,434
TOTAL LIABILITIES		202,732	183,906
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		260,538	231,242

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
______________________ Alejandro G. Elsztain Vice-president II acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the six-month and three-month periods ended December 31, 2017 and 2016
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six month		Three month
	Note	12.31.17	12.31.16(recast)	12.31.2017	12.31.2016(recast)
Revenues	19	43,040	36,831	22,827	19,044
Costs	20, 21	(29,277)	(25,625)	(15,550)	(13,299)
Gross profit		13,763	11,206	7,277	5,745
Net gain from fair value adjustment of investment properties	8	11,502	3,470	8,098	2,074
General and administrative expenses	20	(2,195)	(1,809)	(1,200)	(957)
Selling expenses	20	(7,717)	(6,564)	(4,156)	(3,395)
Other operating results, net	22	604	(121)	580	(52)
Profit from operations		15,957	6,182	10,599	3,415
Share of profit / (loss) of associates and joint ventures	7	393	62	(5)	53
Profit before financial results and income tax		16,350	6,244	10,594	3,468
Finance income	23	650	510	355	230
Finance costs	23	(8,069)	(4,715)	(3,026)	(2,684)
Other financial results	23	1,196	1,531	903	1,269
Financial results, net		(6,223)	(2,674)	(1,768)	(1,185)
Profit before income tax		10,127	3,570	8,826	2,283
Income tax	18	497	(1,027)	1,737	(435)
Profit for the period from continuing operations		10,624	2,543	10,563	1,848
Profit for the period from discontinued operations	28	207	4,273	194	4,624
Profit for the period		10,831	6,816	10,757	6,472
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		457	2,502	944	277
Share of other comprehensive loss of associates and joint ventures		(208)	(1,923)	(352)	(207)
Change in the fair value of hedging instruments net of income taxes		(33)	(10)	(24)	(66)
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial (loss) /profit from defined contribution plans		(47)	(19)	(34)	3
Share of other comprehensive income generated by associates		-	-	-	3
Other comprehensive income for the period from continuing operations		169	550	534	10
Other comprehensive income for the period from discontinued operations		(8)	-	78	-
Total other comprehensive income for the period		161	550	612	10
Total comprehensive income for the period		10,992	7,366	11,369	6,482

Total comprehensive income from continuing operations		10,793	3,093	11,097	1,858
Total comprehensive income from discontinued operations		199	4,273	272	4,624
Total comprehensive income for the period		10,992	7,366	11,369	6,482

Profit for the period attributable to:
Equity holders of the parent		8,918	3,835	8,365	3,635
Non-controlling interest		1,913	2,981	2,392	2,837

Profit from continuing operations attributable to:
Equity holders of the parent		8,778	1,503	8,233	1,044
Non-controlling interest		1,846	1,040	2,330	804

Total comprehensive income attributable to:
Equity holders of the parent		8,646	3,857	8,374	3,429
Non-controlling interest		2,346	3,509	2,995	3,053

Profit per share from continuing operations attributable to equity holders of the parent:
Basic		15.51	6.67	14.55	6.32
Diluted		15.40	6.62	14.45	6.28

Profit per share from continuing operations attributable to equity holders of the parent:
Basic		15.27	2.61	14.32	1.82
Diluted		15.16	2.60	14.22	1.80

(i)
   As of December 31, 2017, it includes Ps. (2,228) which corresponds to the DIC´s debt exchange (see Note 16).

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.3.
______________________ Alejandro G. Elsztain Vice-president II acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2017	575	4	123	793	17	143	2,751	2,165	19,293	25,864	21,472	47,336
Profit for the period	-	-	-	-	-	-	-	-	8,918	8,918	1,913	10,831
Other comprehensive (loss) / profit for the period	-	-	-	-	-	-	-	(272)	-	(272)	433	161
Total comprehensive (loss) / profit for the period	-	-	-	-	-	-	-	(272)	8,918	8,646	2,346	10,992
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.17	-	-	-	-	-	-	-	2,081	(2,081)	-	-	-
Shared-based compensation	-	-	-	-	1	-	-	2	-	3	33	36
Dividends distribution	-	-	-	-	-	-	-	-	(1,400)	(1,400)	(100)	(1,500)
Changes in non-controlling interest	-	-	-	-	-	-	-	(2,528)	-	(2,528)	3,470	942
Balance as of December 31, 2017	575	4	123	793	18	143	2,751	1,448	24,730	30,585	27,221	57,806

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 17 to the Consolidated Financial Statements as of June 30, 2017
(2)
Related to CNV General Resolution N° 609/12. See Notes 2.1.b) and 17 to the Consolidated Financial Statements as of June 30, 2017.
(3)
  Group´s other reserves for the period ended December 31, 2017 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instrument	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of July 1, 2017	(28)	186	78	494	1,394	19	-	(15)	37	2,165
Other comprehensive loss for the period	-	-	-	-	(216)	(9)	-	(47)	-	(272)
Total comprehensive loss for the period	-	-	-	-	(216)	(9)	-	(47)	-	(272)
Share-based compensation	-	-	2	-	-	-	-	-	-	2
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.17	-	-	-	-	-	-	2,081	-	-	2,081
Changes in non-controlling interest	-	(2,527)	-	-	-	-	-	-	(1)	(2,528)
Balance as of December 31, 2017	(28)	(2,341)	80	494	1,178	10	2,081	(62)	36	1,448

______________________ Alejandro G. Elsztain Vice-president II acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2016
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2016 (recast)	575	4	123	793	16	117	2,755	990	16,259	21,632	14,224	35,856
Profit for the period	-	-	-	-	-	-	-	-	3,835	3,835	2,981	6,816
Other comprehensive profit for the period	-	-	-	-	-	-	-	22	-	22	528	550
Total comprehensive profit for the period	-	-	-	-	-	-	-	22	3,835	3,857	3,509	7,366
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	-	-	-	26	(4)	(26)	4	-	-	-
Shared-based compensation	-	-	-	-	-	-	-	6	-	6	-	6
Currency translation adjustment for interest held before business combination	-	-	-	-	-	-	-	-	-	-	2	2
Incorporated by business combination	-	-	-	-	-	-	-	-	-	-	45	45
Changes in non-controlling interest	-	-	-	-	-	-	-	(202)	-	(202)	1,245	1,043
Dividends distribution to non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	(157)	(157)
Balance as of December 31, 2016 (recast)	575	4	123	793	16	143	2,751	790	20,098	25,293	18,868	44,161

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.3.
(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 17 to the Consolidated Financial Statements as of June 30, 2017.
(2)
Related to CNV General Resolution N° 609/12. See Notes 2.1.b) and 17 to the Consolidated Financial Statements as of June 30, 2017.
(3)
  Group’s other reserves for the period ended December 31, 2016 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of July 1, 2016 (recast)	(29)	21	67	520	421	(37)	(10)	37	990
Other comprehensive income / (loss) for the period	-	-	-	-	33	1	(12)	-	22
Total comprehensive income / (loss) for the period	-	-	-	-	33	1	(12)	-	22
Share-based compensation	-	-	6	-	-	-	-	-	6
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	-	(26)	-	-	-	-	(26)
Changes in non-controlling interest	-	(202)	-	-	-	-	-	-	(202)
Balance as of December 31, 2016 (recast)	(29)	(181)	73	494	454	(36)	(22)	37	790
______________________ Alejandro G. Elsztain Vice-president II acting as President .

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2017 and 2016
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.17	12.31.16 (recast)
Operating activities:
Net cash generated from continuing operating activities before income tax paid	14	6,792	5,559
Income tax and MPIT paid		(231)	(488)
Net cash generated from continuing operating activities		6,561	5,071
Net cash generated from (used in) discontinued operating activities		246	(209)
Net cash generated from operating activities		6,807	4,862
Investing activities:
Interest held decrease (increase) in associates and joint ventures		12	(360)
Acquisition and improvements of investment properties		(1,247)	(1,346)
Advance payments		(146)	-
Proceeds from sales of investment properties		258	171
Acquisitions and improvements of property, plant and equipment		(1,715)	(1,302)
Proceeds from sales of property, plant and equipment		4	-
Acquisitions of intangible assets		(323)	(209)
Acquisitions of subsidiaries, net of cash acquired		(719)	(46)
Net increase of restricted assets		(624)	-
Dividends received		75	60
Proceeds from sales of interest held in associates and joint ventures		241	-
Proceeds from loans granted		558	-
Proceeds from liquidation of an associate		65	-
Acquisitions of investments in financial assets		(13,113)	(1,582)
Proceeds from disposal of investments in financial assets		7,168	2,679
Interest received from financial assets		137	68
Loans granted to related parties		(345)	(4)
Loans granted		(88)	-
Net cash used in continuing investing activities		(9,802)	(1,871)
Net cash (used in) / generated from discontinued investing activities		(61)	4,027
Net cash (used in) / generated from in investing activities		(9,863)	2,156
Financing activities:
Borrowings		14,831	13,657
Payment of borrowings		(6,183)	(9,422)
Payment of borrowings to related parties		-	(9)
Interests paid		(2,636)	(2,407)
Capital distributions to non-controlling interest in subsidiaries		(18)	(43)
Capital contributions from non-controlling interest in subsidiaries		82	2
Acquisition of non-controlling interest in subsidiaries		(612)	(990)
Proceeds from sales of non-controlling interest in subsidiaries		3,303	2,440
Dividends paid		(1,400)	(515)
Dividends paid to non-controlling interest in subsidiaries		(179)	-
Payments of derivative financial instruments		(29)	(90)
Proceeds from derivative financial instruments		137	69
Net cash generated from continuing financing activities		7,296	2,692
Net cash used in discontinued financing activities		(111)	(515)
Net cash generated from financing activities		7,185	2,177
Net increase in cash and cash equivalents from continuing activities		4,055	5,892
Net increase in cash and cash equivalents from discontinued activities		74	3,303
Net increase in cash and cash equivalents		4,129	9,195
Cash and cash equivalents at beginning of period	13	24,854	13,866
Cash and cash equivalents reclassified to held for sale		(74)	-
Foreign exchange gain on cash and changes in fair value orf cash equivalents		586	639
Cash and cash equivalents at end of period	13	29,495	23,700

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.3.
______________________ Alejandro G. Elsztain Vice-president II acting as President .

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on February 8, 2018.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited is our ultimate parent company.

The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies:

(*) See note 4. for more information about the changes within the Operations Center in Israel.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2017 prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of the CNV. Such information is included in notes to these Financial Statements according to IFRS.

These Financial Statements corresponding to the interim six-month periods ended December 31, 2017 and 2016 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. The Company’s interim periods results do not necessarily reflect the proportion of the Group’s full-year results.

IRSA Inversiones y Representaciones Sociedad Anónima

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the Financial Statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three-year period.

For the Groups' business in Argentina, considering the released inflation data in Argentina and the declining inflation trend in recent years, the Management is of the view that there is not enough evidence to conclude that Argentina is a hyperinflationary economy. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the reporting periods. However, over the last years, certain macroeconomic variables, such as payroll costs and goods prices, have experienced significant annual changes, which should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Group in these Financial Statements.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Consolidated Financial Statements as of June 30, 2017, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2017 and December 31, 2016 shown in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from financial statements then ended. As mentioned in Note 2 to the Consolidated Financial Statements as of June 30, 2017, during the fiscal year ended June 30, 2017 the Group’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40. Therefore, the previously issued Interim Financial Statements were retroactively recast as required by IAS 8.

The table below includes the reconciliation between the Statements of Income and Other Comprehensive Income for the six-month and the three-month periods ended December 31, 2016 as they were originally issued, and the recast statements included in these Financial Statements for comparative purposes. There is no impact on any of the relevant total sums of the Consolidated Statement of Cash Flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Statement of Income and Other Comprehensive Income for the six-month period ending as of December 31, 2016:

	Six month
	12.31.2016 (originally issued)	12.31.2016 (adjustment)		12.31.2016 (other reclassifications) g)	12.31.2016 (recast)
Revenues	36,831	-		-	36,831
Costs	(25,945)	531	a)	(211)	(25,625)
Gross profit	10,886	531		(211)	11,206
Gain from disposal of investment properties	105	(105)	b)	-	-
Net gain from fair value adjustment of investment properties	-	3,470	c)	-	3,470
General and administrative expenses	(1,831)	-		22	(1,809)
Selling expenses	(6,749)	-		185	(6,564)
Other operating results, net	(123)	(2)		4	(121)
Profit from operations	2,288	3,894		-	6,182
Share of (loss) / profit of associates and joint ventures	(93)	86	d)	69	62
Profit before finance results and income tax	2,195	3,980		69	6,244
Finance income	732	-		(222)	510
Finance costs	(4,868)	-		153	(4,715)
Other financial results	1,531	-		-	1,531
Financial results, net	(2,605)	-		(69)	(2,674)
(Loss) / profit before income tax	(410)	3,980		-	3,570
Income tax	334	(1,361)	e)	-	(1,027)
(Loss) / profit from continuing operations	(76)	2,619		-	2,543
Profit from discontinued operations	4,273	-		-	4,273
Profit for the period	4,197	2,619		-	6,816
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	121	2,381	f)	-	2,502
Share of other comprehensive income / (loss) of associates and joint ventures	310	(2,233)	d)	-	(1,923)
Change in the fair value of hedging instruments net of income tax	(10)	-		-	(10)
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial loss from defined contribution plans	(19)	-		-	(19)
Other comprehensive income for the period from continuing operations	402	148		-	550
Other comprehensive income for the period	4,599	2,767		-	7,366

Profit for the period attributable to:
Equity holders of the parent	2,067	1,768		-	3,835
Non-controlling interest	2,130	851		-	2,981

Total comprehensive income for the period attributable to:
Equity holders of the parent	2,034	1,823		-	3,857
Non-controlling interest	2,565	944		-	3,509

IRSA Inversiones y Representaciones Sociedad Anónima

Statement of Income and Other Comprehensive Income for the three-month period ending as of December 31, 2016:

	Three month
	12.31.2016 (originally issued)	12.31.2016 (adjustment)		12.31.2016 (other reclassifications) g)	12.31.2016 (recast)
Revenues	18,144	-		900	19,044
Costs	(12,678)	269	a)	(890)	(13,299)
Gross profit	5,466	269		10	5,745
Gain from disposal of investment properties	86	(86)	b)	-	-
Net gain from fair value adjustment of investment properties	-	2,074	c)	-	2,074
General and administrative expenses	(897)	-		(60)	(957)
Selling expenses	(3,453)	-		58	(3,395)
Other operating results, net	(61)	(2)		11	(52)
Profit from operations	1,141	2,255		19	3,415
Share of (loss) / profit of associates and joint ventures	(50)	61	d)	42	53
Profit before finance results and income tax	1,091	2,316		61	3,468
Finance income	344	-		(114)	230
Finance costs	(2,744)	-		60	(2,684)
Other financial results	1,269	-		-	1,269
Financial results, net	(1,131)	-		(54)	(1,185)
(Loss) / profit before income tax	(40)	2,316		7	2,283
Income tax	388	(823)	e)	-	(435)
Profit from continuing operations	348	1,493		7	1,848
Profit from discontinued operations	4,631	-		(7)	4,624
Profit for the period	4,979	1,493		-	6,472
Other comprehensive (loss) / income
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(360)	637	f)	-	277
Share of other comprehensive income / (loss) of associates and joint ventures	327	(534)	d)	-	(207)
Change in the fair value of hedging instruments net of income tax	(66)	-		-	(66)
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial profit from defined contribution plans	3	-		-	3
Other profit generated by associates	3	-		-	3
Other comprehensive (loss) / income for the period from continuing operations	(93)	103		-	10
Other comprehensive income for the period	4,886	1,596		-	6,482

Profit for the period attributable to:
Equity holders of the parent	2,644	991		-	3,635
Non-controlling interest	2,335	502		-	2,837

Total comprehensive income for the period attributable to:
Equity holders of the parent	2,399	1,030		-	3,429
Non-controlling interest	2,487	566		-	3,053

a)
 Corresponds to the elimination of depreciation expense from investment property, and the adjustment, if applicable, to the depreciation of property, plant and equipment to adjust the value of transfers from investment property to that item.
b)
It relates to the elimination of the gain from disposal of investment property, as such property is accounted for at its fair value on the date of sale, which generally coincides with the transaction price.
c)
It represents the net change in fair value of investment property.
d)
It relates to change in the value, as per the equity method, in associates and joint ventures after applying the change to equity in the accounting policy implemented by the Group.
e)
It reflects the tax effect on the items indicated above, as applicable.
f)
It pertains to exchange differences related to the change in the accounting policy implemented by the Group in subsidiaries, associates and joint ventures with functional currency other than the peso.
g)
See Notes 2.26 and 32 to the Consolidated Financial Statements as of June 30, 2017.

IRSA Inversiones y Representaciones Sociedad Anónima

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Consolidated Financial Statements as of June 30, 2017 described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The operations of the supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) sometime between March and April, and Rosh Hashaná (Jewish New Year), sometime between September and October each year.

The results of operations of Telecommunications and Tourism are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2017 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2017, are detailed in Note 4 to the Consolidated Financial Statements as of June 30, 2017.

Operations Center in Argentina

Sale of ADS of IRSA CP

During October 2017, IRSA completed the sale in the secondary market of 10,240,000 ordinary shares of IRSA CP, par value Ps. 1 per share, represented by American Depositary Shares (“ADSs”), representing four ordinary shares each, which represents nearly 8.1% of IRSA CP capital for a total amount of Ps. 2,440 (US$ 138). After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.5%. This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 271, net of taxes.

IRSA Inversiones y Representaciones Sociedad Anónima

Operations Center in Israel

Purchase of DIC shares by Dolphin

As mentioned in Note 7 to the Consolidated Financial Statements as of June 30, 2017, in connection with the Promotion of Competition and Reduction of Concentration Law in Israel, after June 30, 2017, Dolphin Netherlands B.V. made a non-binding tender offer for the acquisition of all DIC shares held by IDBD. For purposes of the transaction, a committee of independent directors has been set up to assess the tender offer and negotiate the terms and conditions. The Audit Committee has issued an opinion without reservations as to the transaction in accordance with the terms of section 72 et al. of the Capital Markets Law N° 26,831.

In November 2017, Dolphin IL Investments Ltd. (Dolphin IL), a subsidiary of Dolphin Netherlands B.V., has subscribed the final documents for the acquisition of the total shares owned by IDBD in DIC.

The transaction has been made for an amount of NIS 1,843 (equivalent to NIS 17.20 per share of DIC). The consideration was paid NIS 70 in cash (equivalent to Ps. 348 as of the date of the transaction) and NIS 1,773 (equivalent to Ps. 8,814 as of the date of the transaction) were financed by IDBD to Dolphin, maturing in five years, with the possibility of an extension of three additional years in tranches of one year each, that will accrue an initial interest of 6.5% annually, which will increase by 1% annually in case of extension for each annual tranche. Furthermore, guarantees have been implemented for IDBD, for IDBD bondholders and their creditors, through pledges of different degree of privilege over DIC shares resulting from the purchase. Moreover, a pledge will be granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC that Dolphin currently holds in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors. This transaction has no effect in the Groups consolidation structure and has been accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 114.

It should be noted that the financial position of IDBD and its subsidiaries at the Operations Center in Israel does not affect the financial position of IRSA and subsidiaries at the Operations Center in Argentina. In addition, the commitments and other covenants resulting from IDBD’s financial debt do not have impact on IRSA since such indebtedness has no recourse against IRSA and it is not granted by IRSA’s assets.

Purchase of IDBD shares by IFISA

In December, 2017, Dolphin Netherlands BV (Dolphin), has executed a stock purchase agreement for all of the shares that IFISA held of IDBD, which amounted to 31.7% of the capital stock. In this way, as of the end of December 31, 2017, Dolphin holds the 100% of IDBD's shares.

The transaction was made at a price of NIS 398 (equivalent to NIS 1.894 per share and approximately to
Ps. 1,968 as of the date of the transaction). As consideration of the transaction all receivables from IFISA to Dolphin have been canceled plus a payment of USD 33.7 (equivalents to Ps. 588 as of the date of the transaction). This transaction was accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 2,923.

Tender offer for Clal

In July 2017, IDBD received a non-binding offer from an international group for the potential acquisition of its entire interest in Clal. The consideration will be based on the equity value of Clal, in accordance with Clal Financial Statement at the time of completing the transaction and is subject to the performance of a due diligence and the execution of an agreement, as well as obtaining the approvals required by law. IDBD is analyzing the offer. On June 30, 2017, this value amounted to NIS 4,880 (equivalent to approximately Ps. 23,278 as of the date of these Financial Statements), at the proportionate equity interest as of the date of the transaction. In November 2017 the period for the parties to execute an agreement for the sale of the shares, has expired. However, the parties continue negotiating according to the principles of the initial proposal. There is no certainty that the offer will go forward under the terms proposed, or that the transaction will be completed.

IRSA Inversiones y Representaciones Sociedad Anónima

Sale of Shufersal shares

On December 24, 2017, DIC sold shares of Shufersal, in a manner whereby its equity interest decreased from 53.30% to 50.12%. The consideration with respect to the sale of the aforementioned shares amounted to NIS 169.5 (equivalent to Ps. 847 as of the date of the transaction). This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 385.

Acquisition of New Pharm

As mentioned in Note 4.G to the Consolidated Financial Statements as of June 30, 2017, Shufersal entered into an agreement for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of that Company’s share capital. On December 20, 2017, the transaction was completed and Shufersal is the sole shareholder of New Pharm, after the sale of one of its stores and the approval by the antitrust committee. The total consideration was NIS 151 (equivalent to Ps. 734 as of the date of the transaction).

The Group is working on the allocation of the purchase price of the net assets acquired. The information below is preliminar and is subject to change. The following table summarizes the consideration, the fair value of the assets acquired and the liabilities assumed:

December 2017
Identified assets and assumed liabilities:

Assets	850
Liabilities	926
Total identified net assets	(76)
Goodwill (pending allocation)	810
Total consideration	734

Ispro

In August 2017, PBC’s Board of Directors, decided to start a process to examine the potential sale of its interest in Ispro. In this respect, it has received several offers. As of the date of these Financial Statements, the transaction does not comply with the requirements to be classified as assets held for sale.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Consolidated Financial Statements as of June 30, 2017. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2017 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

IRSA Inversiones y Representaciones Sociedad Anónima

6.
Segment information

As explained in Note 6. to the Consolidated Financial Statements as of June 30, 2017, the Group reports its financial performance separately in two Operations Centers. As of the year ended June 30, 2017 the CODM reviews certain corporate expenses associated with all the segments of the Operations Center in Argentina in an aggregate and separate manner from each of the segments, and has been disclosed in the Financial Operations, Corporate and Others segment. The segment information for the period ended December 30, 2016 has been modified for the purposes of comparability. Below is a summary of the business unit and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended December 31, 2017 and 2016:

	December 31, 2017
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities	Total as per statement of income / statement of financial position
Revenues	2,593	39,621	42,214	(28)	860	(6)	43,040
Costs	(517)	(27,896)	(28,413)	11	(876)	1	(29,277)
Gross profit	2,076	11,725	13,801	(17)	(16)	(5)	13,763
Net gain from fair value adjustment of investment properties	10,476	1,150	11,626	(124)	-	-	11,502
General and administrative expenses	(421)	(1,793)	(2,214)	13	-	6	(2,195)
Selling expenses	(202)	(7,519)	(7,721)	4	-	-	(7,717)
Other operating results, net	(46)	635	589	16	-	(1)	604
Profit / (loss) from operations	11,883	4,198	16,081	(108)	(16)	-	15,957
Share of profit / (loss) of associates and joint ventures	460	(227)	233	160	-	-	393
Segment profit / (loss)	12,343	3,971	16,314	52	(16)	-	16,350
Reportable assets	56,466	194,258	250,724	(198)	-	10,012	260,538
Reportable liabilities	-	(170,926)	(170,926)	-	-	(31,806)	(202,732)
Net reportable assets	56,466	23,332	79,798	(198)	-	(21,794)	57,806

	December 31, 2016 (recast)
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities	Total as per statement of income / statement of financial position
Revenues	2,085	34,021	36,106	(18)	745	(2)	36,831
Costs	(411)	(24,463)	(24,874)	8	(759)	-	(25,625)
Gross profit	1,674	9,558	11,232	(10)	(14)	(2)	11,206
Net gain from fair value adjustment of investment properties	3,045	973	4,018	(548)	-	-	3,470
General and administrative expenses	(337)	(1,478)	(1,815)	2	-	4	(1,809)
Selling expenses	(185)	(6,381)	(6,566)	2	-	-	(6,564)
Other operating results, net	(19)	(95)	(114)	(5)	-	(2)	(121)
Profit / (loss) from operations	4,178	2,577	6,755	(559)	(14)	-	6,182
Share of (loss) / profit of associates and joint ventures	(58)	86	28	34	-	-	62
Segment profit / (loss)	4,120	2,663	6,783	(525)	(14)	-	6,244
Reportable assets	41,913	154,468	196,381	(213)	-	7,073	203,241
Reportable liabilities	-	(133,155)	(133,155)	-	-	(25,925)	(159,080)
Net reportable assets	41,913	21,313	63,226	(213)	-	(18,852)	44,161

(1)
Represents the equity value of joint ventures that were proportionately consolidated for the segment information.
(2)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for right to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 16 and Ps. 80, as of December 31, 2017 and 2016.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the business unit of the Group’s Operations Center in Argentina for the periods ended December 31, 2017 and 2016:

	December 31, 2017
	Operations Center in Argentina
	Shopping Malls	Officesand others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
Revenues	1,810	251	54	478	-	-	2,593
Costs	(173)	(17)	(20)	(307)	-	-	(517)
Gross profit	1,637	234	34	171	-	-	2,076
Net gain from fair value adjustment of investment properties	9,041	885	550	-	-	-	10,476
General and administrative expenses	(135)	(19)	(29)	(90)	(44)	(104)	(421)
Selling expenses	(108)	(17)	(9)	(57)	-	(11)	(202)
Other operating results, net	(24)	10	(23)	(2)	(5)	(2)	(46)
Profit / (loss) from operations	10,411	1,093	523	22	(49)	(117)	11,883
Share of profit of associates and joint ventures	-	25	11	-	40	384	460
Segment profit / (loss)	10,411	1,118	534	22	(9)	267	12,343

Investment properties and trading properties	37,987	8,783	5,992	-	-	-	52,762
Investment in associates and joint ventures	-	126	150	-	671	2,326	3,273
Other operating assets	85	75	43	170	58	-	431
Operating assets	38,072	8,984	6,185	170	729	2,326	56,466

	December 31, 2016 (recast)
	Operations Center in Argentina
	Shopping Malls	Officesand others	Sales and developments	Hotels	International	Financial operations, Corporate and Others	Total
Revenues	1,494	217	1	373	-	-	2,085
Costs	(146)	(17)	(14)	(234)	-	-	(411)
Gross profit / (loss)	1,348	200	(13)	139	-	-	1,674
Net gain / (loss) from fair value adjustment of investment properties	1,698	1,505	(158)	-	-	-	3,045
General and administrative expenses	(123)	(16)	(19)	(66)	(42)	(71)	(337)
Selling expenses	(93)	(22)	(9)	(46)	-	(15)	(185)
Other operating results, net	(24)	46	(30)	-	(9)	(2)	(19)
Profit / (loss) from operations	2,806	1,713	(229)	27	(51)	(88)	4,178
Share of (loss) / profit of associates and joint ventures	(1)	32	7	-	(140)	44	(58)
Segment profit / (loss)	2,805	1,745	(222)	27	(191)	(44)	4,120

Investment properties and trading properties	28,385	6,800	4,368	-	-	-	39,553
Investment in associates and joint ventures	-	148	69	-	4	1,768	1,989
Other operating assets	82	92	32	163	2	-	371
Operating assets	28,467	7,040	4,469	163	6	1,768	41,913

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the business unit of the Group’s Operations Center in Israel for the periods ended December 31, 2017 and 2016:

	December 31, 2017
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	2,503	27,854	9,065	-	199	39,621
Costs	(753)	(20,654)	(6,377)	-	(112)	(27,896)
Gross profit	1,750	7,200	2,688	-	87	11,725
Net gain from fair value adjustment of investment properties	1,150	-	-	-	-	1,150
General and administrative expenses	(171)	(430)	(848)	-	(344)	(1,793)
Selling expenses	(51)	(5,659)	(1,787)	-	(22)	(7,519)
Other operating results, net	22	(103)	146	-	570	635
Profit from operations	2,700	1,008	199	-	291	4,198
Share of (loss) / profit of associates and joint ventures	(146)	9	-	-	(90)	(227)
Segment profit	2,554	1,017	199	-	201	3,971

Operating assets	88,661	42,214	31,115	9,170	23,098	194,258
Operating liabilities	(70,253)	(30,443)	(24,447)	-	(45,783)	(170,926)
Operating assets (liabilities), net	18,408	11,771	6,668	9,170	(22,685)	23,332

	December 31, 2016 (recast)
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	2,492	23,439	7,748	-	342	34,021
Costs	(1,234)	(17,769)	(5,275)	-	(185)	(24,463)
Gross profit	1,258	5,670	2,473	-	157	9,558
Net gain from fair value adjustment of investment properties	973	-	-	-	-	973
General and administrative expenses	(130)	(303)	(728)	-	(317)	(1,478)
Selling expenses	(46)	(4,593)	(1,714)	-	(28)	(6,381)
Other operating results, net	31	(31)	(19)	-	(76)	(95)
Profit / (loss) from operations	2,086	743	12	-	(264)	2,577
Share of (loss) / profit of associates and joint ventures	(87)	-	-	-	173	86
Segment profit / (loss)	1,999	743	12	-	(91)	2,663

Operating assets	64,189	32,545	28,532	6,143	23,059	154,468
Operating liabilities	(51,822)	(25,964)	(22,641)	-	(32,728)	(133,155)
Operating assets (liabilities), net	12,367	6,581	5,891	6,143	(9,669)	21,313

IRSA Inversiones y Representaciones Sociedad Anónima

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:
	December 31, 2017	June 30, 2017
Beginning of the period / year	7,813	16,835
Increase in equity interest in associates and joint ventures	49	1,102
Issuance of capital and contributions	89	160
Capital reduction	(150)	(32)
Decrease for control obtainment	-	(59)
Associates incorporated by business combination	-	107
Share of profit	393	378
Currency translation adjustment	140	232
Cash dividends (i)	(51)	(250)
Distribution for associate liquidation (ii)	(65)	-
Reclassification to held for sale	(44)	(10,709)
Others	5	49
End of the period / year (iii)	8,179	7,813

(i)
During the period ended December 31, 2017 the amount corresponds Ps. 23 to Condor, Ps. 13 to LRSA and Ps. 15 to Manaman. During the fiscal year ended June 30, 2017 the amount corresponds Ps. 101 to Emco, Ps. 36 to Aviareps AG, Ps. 22 to Condor, Ps. 19 to Manibil,  Ps. 7 to Millenium, Ps. 36 to Manaman, Ps. 12 to NPSF, Ps. 9 to LRSA, Ps. 7 to Cyrsa S.A. and Ps. 1 to Baicom.
(ii)
It corresponds to the distribution following the partial liquidation of Baicom
(iii) As of December 31, 2017 and June 30, 2017 includes Ps. (16) and Ps. (72) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 17)

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	December 30, 2017	June 30, 2017	December 30, 2017	June 30, 2017	December 30, 2017	December 30, 2016 (recast)
Associates
New Lipstick (1)	49.9%	49.9%	(16)	(72)	56	(99)
BHSA	29.9%	29.9%	2,103	1,693	410	38
Condor	28.2%	28.7%	678	634	64	(35)
PBEL	45.4%	45.4%	661	768	-	48
Other associates	-	-	1,484	1,552	(139)	392
Joint ventures
Quality	50.0%	50.0%	618	482	124	16
La Rural SA	50.0%	50.0%	124	113	24	11
Mehadrin	45.4%	45.4%	1,219	1,312	(92)	16
Other joint ventures	-	-	1,308	1,331	86	(23)
Total associates and joint ventures			8,179	7,813	533	364

(1)
Metropolitan, a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, which amounted to US$ 113.1, and obtained a debt reduction of US$ 20 by the lending bank, an extension to April 30, 2020 and an interest rate reduction from LIBOR + 4 b.p. to 2 b.p. upon payment of US$ 40 in cash (US$ 20 in September 2017 and US$ 20 in October 2017), of which IRSA has contributed with US$ 20. Following the renegotiation, Metropolitan’s debt amounts to US$ 53.1. Additionally, Metropolitan has agreed to exercise on or before February 1, 2019 the purchase option on part of the land where the property is built and, to deposit the sum of money corresponding to 1% of the purchase price. Furthermore, Metropolitan has agreed to cause IRSA and other shareholders to furnish the bank, on or before February 1, 2020, with a payment guarantee with financial ratios acceptable to the Bank for the outstanding balance of the purchase price, or a letter of credit in relation to the loan balance then outstanding.

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	N/A	(*) (24)	(*) (159)
BHSA	Argentina	Financial	448,689,072	(***) 1,500	(***) 486	(***) 7,167
Condor	U.S.	Hotel	3,337,613	N/A	(*) (1)	(*) 111
PBEL	India	Real estate	450	(**) 1	(**) (63)	(**) (619)
Other associates				N/A	N/A	N/A
Joint ventures
Quality	Argentina	Real estate	81,814,342	164	249	1,229
La Rural SA	Argentina	Organization of events	714,498	1	90	201
Mehadrin	Israel	Agriculture	1,509,889	(**) 3	(*) (36)	(*) 503
Other joint ventures			-	N/A	N/A	N/A

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Information as of September 30, 2017 according to BCRA's standards. For the purpose of the valuation of the investment in the Company, preliminary figures as of December 31, 2017 have been considered with the necessary IFRS adjustments.

IRSA Inversiones y Representaciones Sociedad Anónima

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:
	Period ended December 31, 2017				Year ended June 30, 2017
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	89,301	7,647	3,005	99,953	82,703
Additions	576	19	652	1,247	2,651
Capitalized finance costs	-	-	8	8	3
Capitalized leasing costs	15	-	1	16	24
Amortization of capitalized leasing costs (i)	(2)	-	-	(2)	(2)
Transfers	(4)	4	-	-	-
Transfers from property, plant and equipment	-	-	-	-	156
Transfers to trading properties	(351)	-	-	(351)	(14)
Transfers to assets held for sale	-	-	-	-	(71)
Reclassifications previous periods	-	-	-	-	(224)
Disposals due to sales	(26)	-	-	(26)	(220)
Currency translation adjustment	1,086	33	(1)	1,118	10,494
Net gain from fair value adjustment	10,881	571	50	11,502	4,453
Fair value at the end of the period / year	101,476	8,274	3,715	113,465	99,953

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 20).

The following amounts have been recognized in the Statements of Income:
	December 31, 2017	December 31, 2016 (recast)
Rental and services income	5,241	4,242
Direct operating expenses	(1,474)	(1,351)
Development expenditures	(347)	(822)
Net realized gain from fair value adjustment of investment properties	84	105
Net unrealized gain from fair value adjustment of investment properties	11,418	3,365

Valuation techniques are described in Note 10 to the Consolidated Financial Statements as of June 30, 2017. There were no changes to the valuation techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the tax reform described in Note 18 to these financial statements, which increased the fair value of the shopping malls.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Period ended December 31, 2017					Year ended June 30, 2017
	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total	Total
Costs	17,573	4,614	8,156	1,973	32,316	25,839
Accumulated depreciation	(1,418)	(1,152)	(1,994)	(639)	(5,203)	(1,790)
Net book amount at the beginning of the year	16,155	3,462	6,162	1,334	27,113	24,049
Additions	435	357	497	413	1,702	2,751
Disposals	(2)	(19)	(39)	(9)	(69)	(241)
Reclassification to assets held for sale	-	-	-	-	-	(1,557)
Impairment / recovery	(31)	-	-	-	(31)	12
Assets incorporated by business combinations	80	150	-	-	230	-
Currency translation adjustment	428	90	156	40	714	5,013
Transfers to investment properties	-	-	-	-	-	(156)
Depreciation charges (i)	(423)	(303)	(624)	(294)	(1,644)	(2,758)
Balances at the end of the period / year	16,642	3,737	6,152	1,484	28,015	27,113
Costs	18,570	5,239	8,861	2,436	35,106	32,316
Accumulated depreciation	(1,928)	(1,502)	(2,709)	(952)	(7,091)	(5,203)
Net book amount at the end of the period / year	16,642	3,737	6,152	1,484	28,015	27,113

(i)
As of December 31, 2017, depreciation charges of property, plant and equipment were recognized as follows: Ps. 978 in "Costs", Ps. 97 in "General and administrative expenses" and Ps. 569 in "Selling expenses", respectively in the statement of income (Note 20).

IRSA Inversiones y Representaciones Sociedad Anónima

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:
	Period ended December 31, 2017				Year ended June 30, 2017
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	801	3,972	1,008	5,781	4,971
Additions	5	695	46	746	1,229
Capitalized finance costs	-	3	-	3	-
Currency translation adjustment	71	142	22	235	971
Transfers	325	(268)	(57)	-	-
Transfers from intangible assets	4	-	-	4	13
Transfers from investment properties	351	-	-	351	14
Disposals	(661)	(1)	-	(662)	(1,417)
End of the period / year	896	4,543	1,019	6,458	5,781
Non-current				3,496	4,532
Current				2,962	1,249
Total				6,458	5,781

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Period ended December 31, 2017							Year ended June 30, 2017
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total	Total
Costs	2,778	4,029	1,002	4,746	2,103	1,659	16,317	12,979
Accumulated amortization	-	(75)	(210)	(2,184)	(814)	(647)	(3,930)	(1,216)
Net book amount at the beginning of the period / year	2,778	3,954	792	2,562	1,289	1,012	12,387	11,763
Additions	-	-	-	27	256	40	323	612
Disposals	-	-	-	-	-	-	-	(52)
Reclassifications previous periods	-	-	-	-	-	-	-	31
Transfers to assets held for sale	-	-	-	-	-	-	-	(182)
Transfers to trading properties	-	-	-	-	-	(4)	(4)	(13)
Assets incorporated by business combination	810	-	-	-	-	-	810	26
Currency translation adjustment	60	106	19	43	33	13	274	2,284
Amortization charges (i)	-	(23)	(32)	(486)	(248)	(192)	(981)	(2,082)
Balances at the end of the period / year	3,648	4,037	779	2,146	1,330	869	12,809	12,387
Costs	3,648	4,140	1,029	4,639	2,158	1,737	17,351	16,317
Accumulated amortization	-	(103)	(250)	(2,493)	(828)	(868)	(4,542)	(3,930)
Net book amount at the end of the period / year	3,648	4,037	779	2,146	1,330	869	12,809	12,387

(i)
As of December 31, 2017, amortization charges were recognized in the amount of Ps. 223 in "Costs", Ps. 208 in "General and administrative expenses" and Ps. 550 in "Selling expenses", in the statement of income (Note 20).

IRSA Inversiones y Representaciones Sociedad Anónima

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Consolidated Financial Statements as of June 30, 2017.

 Financial assets and financial liabilities as of December 31, 2017 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
December 31, 2017
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	16,356	-	-	2,288	18,644	4,130	22,774
Investments in financial assets:
- Public companies’ securities	-	2,204	-	124	2,328	-	2,328
- Private companies’ securities	-	-	-	823	823	-	823
- Deposits	1,846	15	-	-	1,861	-	1,861
- Mutual funds	-	5,034	-	-	5,034	-	5,034
- Bonds	-	10,066	343	-	10,409	-	10,409
- Others	-	123	-	-	123	-	123
Derivative financial instruments:
- Foreign-currency future contracts	-	-	51	-	51	-	51
- Swaps	-	-	4	-	4	-	4
- Others	-	-	5	-	5	-	5
Restricted assets	2,205	-	-	-	2,205	-	2,205
Financial assets held for sale:
- Clal	-	9,170	-	-	9,170	-	9,170
Cash and cash equivalents:
- Cash at bank and on hand	4,923	-	-	-	4,923	-	4,923
- Short-term investments	21,304	3,268	-	-	24,572	-	24,572
Total assets	46,634	29,880	403	3,235	80,152	4,130	84,282

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
December 31, 2017
Liabilities as per Statement of Financial Position
Trade and other payables	17,425	-	-	-	17,425	8,074	25,499
Borrowings (excluding finance leases)	147,388	-	-	-	147,388	-	147,388
Derivative financial instruments:
- Foreign-currency future contracts	-	-	38	-	38	-	38
- Swaps	-	-	54	-	54	-	54
- Others	-	5	-	15	20	-	20
- Forwards	-	-	132	-	132	-	132
Total liabilities	164,813	5	224	15	165,057	8,074	173,131

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2017 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2017
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	16,575	-	-	2,156	18,731	3,819	22,550
Investments in financial assets:
- Public companies’ securities	-	1,665	-	82	1,747	-	1,747
- Private companies’ securities	-	16	-	964	980	-	980
- Deposits	1,235	13	-	-	1,248	-	1,248
- Mutual funds	-	3,855	-	-	3,855	-	3,855
- Bonds	-	4,719	425	-	5,144	-	5,144
- Others	-	749	-	-	749	-	749
Derivative financial instruments:
- Warrants	-	-	26	-	26	-	26
- Foreign-currency future contracts	-	-	27	-	27	-	27
- Swaps	-	-	29	-	29	-	29
Restricted assets	954	-	-	-	954	-	954
Financial assets held for sale:
- Clal	-	8,562	-	-	8,562	-	8,562
Cash and cash equivalents:
- Cash at bank and on hand	8,529	-	-	-	8,529	-	8,529
- Short term investments	14,510	1,815	-	-	16,325	-	16,325
Total assets	41,803	21,394	507	3,202	66,906	3,819	70,725

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2017
Liabilities as per Statement of Financial Position
Trade and other payables	16,166	-	-	-	16,166	7,713	23,879
Borrowings (excluding finance leases)	129,412	-	-	-	129,412	-	129,412
Derivative financial instruments:
- Foreign-currency future contracts	-	-	5	-	5	-	5
- Forwards	-	5	152	10	167	-	167
Total liabilities	145,578	5	157	10	145,750	7,713	153,463

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 16). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2017.

As of December 31, 2017, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Trade and other receivables - Cellcom	Discounted cash flows	Discount interest rate.	Level 3	3.3
Interest rate swaps	Cash flows - Theoretical price	Interest rate future contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).	Level 3	Underlying asset price 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flows - Theoretical price	Market interest-rate (Libor rate curve)	Level 3	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).	Level 2	Underlying asset price 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of December 31, 2017 and June 30, 2017:

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments - Forwards	Investments in financial assets - Private companies’ Securities	Trade and other receivables	Total as of December 31, 2017	Total as of June 30, 2017
Balances at beginning of the period / year	82	(10)	964	2,156	3,192	(7,105)
Additions and acquisitions	-	-	9	1,038	1,047	1,761
Transfer to level 1 (i)	-	-	(100)	,	(100)	-
Transfer to current trade and other receivables	-	-	-	(964)	(964)	(1,874)
Currency translation adjustment	13	(5)	(2)	58	64	875
Reclassification to liabilities held for sale	-	-	-	-	-	11,272
Write off	-	-	-	-	-	(782)
Gain / (loss) for the period / year (ii)	29	-	(48)	-	(19)	(955)
Balances at the end of the period / year	124	(15)	823	2,288	3,220	3,192

(i)
The group transferred a financial asset measured at fair value from level 3 to level 1, because it began trading in the stock exchange.
(ii)
Included within “Financial results, net” in the Statements of Income.

Clal

As mentioned in Note 14 to the Annual Financial Statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. On August 30, 2017, IDBD sold an additional 5% of its equity interest in Clal through a swap transaction, based on the same principles that were applied to the swap transaction mentioned in Note 14 to the Consolidated Financial Statements as of June 30, 2017. The consideration for the transaction amounted to around NIS 152.5 (equivalent to approximately Ps. 762 as of the transaction date). Following completion of the transaction, IDBD’s interest in Clal was reduced from 49.9% to 44.9% of its capital share.

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2017 and June 30, 2017 are as follows:

	Total as of December 31, 2017	Total as of June 30, 2017
Sale, leases and services receivables	16,507	16,127
Less: Allowance for doubtful accounts	(364)	(312)
Total trade receivables	16,143	15,815
Prepaid expenses	2,597	2,532
Borrowings, deposits and other debit balances	1,731	2,378
Advances to suppliers	856	825
Tax receivables	233	216
Others	850	472
Total other receivables	6,267	6,423
Total trade and other receivables	22,410	22,238
Non-current	5,316	4,974
Current	17,094	17,264
Total	22,410	22,238

Movements on the Group’s allowance for doubtful accounts were as follows:

	December 31, 2017	June 30, 2017
Beginning of the period / year	312	173
Additions	118	234
Recoveries	(17)	(11)
Currency translation adjustment	27	182
Receivables written off during the period/year as uncollectable	(76)	(266)
End of the period / year	364	312

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 20).

14.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2017 and 2016:

	Nota	December 31, 2017	December 31, 2016 (recast)
Profit for the period		10,831	6,816
Profit for the period from discontinued operations		(207)	(4,273)
Adjustments for:
Income tax	18	(497)	1,027
Amortization and depreciation	20	2,627	2,374
Loss from disposal of property, plant and equipment		22	19
Net gain from fair value adjustment of investment properties		(11,502)	(3,470)
Share-based compensation		35	52
Expenses for sale of investment properties		-	2
Derecognition of intangible assets by TGLT agreement		-	27
Result from business combination		-	(44)
Disposal of investment properties		-	(4)
Gain from disposal of subsidiary		(393)	-
Other financial results, net		6,553	3,087
Provisions and allowances		(84)	23
Share of profit of associates and joint ventures	7	(393)	(62)
Changes in operating assets and liabilities:
Decrease in inventories		487	126
Decrease in trading properties		71	301
Increase in trade and other receivables		(593)	(1,640)
(Decrease) / increase in trade and other payables		(18)	1,163
(Decrease) / increase in salaries and social security liabilities		(144)	22
(Decrease) / increase in provisions		(3)	13
Net cash generated by continuing operating activities before income tax paid		6,792	5,559
Net cash generated by / (used in) discontinued operating activities before income tax paid		246	(209)
Net cash generated by operating activities before income tax paid		7,038	5,350

IRSA Inversiones y Representaciones Sociedad Anónima

The following table show a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016 (recast)
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	-	8
Increase in investments in intangible assets through an increase in trade and other payables	-	64
Increase in investment properties through an increase in trade and other payables	-	339
Decrease in investments in associates and joint ventures through a decrease in borrowings	-	8
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	-	20
Acquisition of non-controlling interest through a decrease in trade and other receivables	1,380	-
Changes in non-controlling interest through a decrease in trade and other receivables	218	-
Increase in property, plant and equipment through an increase of trade and other payables	13	-
Increase in investment properties through a decrease in trade and other receivables	35	-
Dividends distribution to non-controlling shareholders not yet paid	-	22

Balances incorporated as result of business combination / reclassification of assets and liabilities held for sale:

December 31, 2016 (recast)
Property, plant and equipment	1,482
Intangible assets	4
Investments in associates and joint ventures	123
Deferred income tax	41
Trade and other receivables	950
Inventories	8
Trade and other payables	(1,007)
Salaries and social security liabilities	(114)
Borrowings	(648)
Provisions	2
Income tax and MPIT liabilities	1
Employee benefits	(43)
Group of liabilities held for sale	-
Net amount of non-cash assets incorporated / held for sale	799
Cash and cash equivalents	54
Non-controlling interest	45
Goodwill not yet allocated	(23)
Net amount of assets incorporated / held for sale	875
Interest held before acquisition	31
Seller financing	44
Cash and cash equivalents incorporated / held for sale	(54)
Net outflow of cash and cash equivalents / assets and liabilities held for sale	896

15.
Trade and other payables

Group’s trade and other payables as of December 31, 2017 and June 30, 2017 were as follows:

	Total as of December 31, 2017	Total as of June 30, 2017
Trade payables	15,734	14,793
Sales, rental and services payments received in advance	5,007	4,339
Construction obligations	1,317	1,226
Accrued invoices	918	633
Deferred income	70	73
Total trade payables	23,046	21,064
Dividends payable to non-controlling shareholders	54	251
Tax payables	149	510
Construction obligations	285	343
Other payables	1,965	1,711
Total other payables	2,453	2,815
Total trade and other payables	25,499	23,879
Non-current	2,379	3,040
Current	23,120	20,839
Total	25,499	23,879

IRSA Inversiones y Representaciones Sociedad Anónima

16.
Borrowings

The breakdown of the Group’s borrowings as of December 31, 2017 and June 30, 2017 was as follows:

	Total as of December 31, 2017	Total as of June 30, 2017	Fair value as of December 31, 2017	Fair value as of June 30, 2017
NCN	127,311	108,417	127,573	110,164
Bank loans	18,017	12,012	17,963	12,048
Non-recourse loans	-	7,025	-	6,930
Bank overdrafts	133	91	133	91
Other borrowings (i)	1,934	1,870	1,888	1,828
Total borrowings	147,395	129,415	147,557	131,061
Non-current	128,088	109,489
Current	19,307	19,926
	147,395	129,415

(i) Includes finance leases in the amount of Ps. 7 as of December 31, 2017 and Ps. 3 as of June 30, 2017.

The following table describes the Group’s issuance of debt during the present period:

Entity	Title	Issuance / expansion date	Amount	Maturity	Interest rate	Principal payment	Interest payment
IRSA CP	Class IV	Sep-17	US$ 140	09/14/2020	5% n.a.	At expiration	quarterly
IDBD	SERIES N	Jul-17	NIS 642.1	12/30/2022	5.3% e.a	At expiration	quarterly	(1)
IDBD	SERIES N	Nov-17	NIS 357	12/30/2022	5.3% e.a	At expiration	quarterly	(2)
DIC	SERIES J	Dic-17	NIS 762	12/30/2026	4.8% e.a.	6 annual payments since 2021	biannual	(2)
PBC	SERIES I	Dic-17	NIS 496	07/01/2029	3.95% e.a.	At expiration	quarterly	(2)
Gav - Yam	SERIES H	Sep-17	NIS 424	06/30/2034	2.55% e.a	annually	biannual

(1)
IDBD has the right to make an early repayment, total or partial. As a collateral for the full compliance of all the commitments IDBD has placed approximately 60.4 million shares in DIC under a single fixed charge of first line and, in an unlimited amount, in favor of the trustee for the holders of the NCN.
(2)
Corresponds to an expansion of the series.

DIC: On September 28, 2017 DIC offered the holders of Series F NCN to swap their notes for Series J NCN. Series J NCN terms and conditions differ substantially from those of Series F. Therefore, DIC recorded the payment of Series F NCN and recognized a new financial commitment at fair value for Series J NCN. As a result of the swap, DIC recorded a loss resulting from the difference between the Series F NCN cancellation value and the new debt value in the amount of approximately NIS 461 (equal to approximately Ps. 2,228 as of that date), which was accounted for under “Finance costs” (Note 23).

IDBD: On November 28, 2017, IDBD made an early redemption of the Series L NCN for an amount of NIS 424 (or
Ps. 2,120 as of the transaction date).

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Period ended December 31, 2017						Year ended June 30, 2017
	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Onerous contracts	Other provisions	Total	Total
Beginning of period / year	821	72	140	220	580	1,833	1,571
Additions	118	-	5	-	-	123	502
Incorporated by business combination	-	-	-	-	-	-	2
Recovery	(49)	(56)	(48)	(47)	(11)	(211)	(319)
Used during the period / year	(21)	-	-	-	-	(21)	(219)
Currency translation adjustment	22	-	(2)	4	(12)	12	296
End of period / year	891	16	95	177	557	1,736	1,833
Non-current						795	943
Current						941	890
Total						1,736	1,833

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
As of December 31 and June 30, 2017 corresponds to the equity interest in New Lipstick with negative equity.

There were no significant changes to the processes mentioned in Note 19 to the Consolidated Financial Statements as of June 30, 2017.

18.
Taxes

Argentine tax reform

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years of the Company ending June 30, 2019 and 2020 paid to argentine individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Income tax: Corporate income tax would be gradually reduced to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal years beginning after January 1, 2020, inclusive.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these financial statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. As of the date of presentation of these Financial Statements, many aspects are pending regulation by the National Executive Power.

IRSA Inversiones y Representaciones Sociedad Anónima

US tax reform

In December 2017, a bill was passed to reform the Federal Taxation Law in the United States. The reform included a reduction of the corporate tax rate from 35% to 21%, for the tax years 2018 and thereafter. The reform has impact in certain subsidiaries of the Group in the United States.

The details of the provision for the Group’s income tax, is as follows:

	December 31, 2017	December 31, 2016 (recast)
Current income tax	(562)	(383)
Deferred income tax	1,059	(644)
Income tax from continuing operations	497	(1,027)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016 (recast)
Profit from continuing operations at tax rate applicable in the respective countries	(3,407)	(1,350)
Permanent differences:
Share of profit of associates and joint ventures	107	661
Unrecognized tax loss carryforwards (i)	(864)	(356)
Change of income tax rate (ii)	3,971	455
Non-taxable profit, non-deductible expenses and others	690	(437)
Income tax from continuing operations	497	(1,027)
(i)
Corresponds principally to holding companies in Israel.
(ii)
As of December 31, 2017 corresponds to the effect of applying the changes in the tax rates applicable in accordance with the tax reform explained above, being Ps. 390 the effect of the rate change in US and Ps. 3,581 the effect of the rate change in Argentina.

The gross movement in the deferred income tax account is as follows:

	December 31, 2017	June 30, 2017
Beginning of period / year	(22,739)	(19,099)
Incorporated by business combination	-	(6)
Reclassification to liabilities held for sale	-	(12)
Use of tax loss carryforwards	(114)	(171)
Change of income tax rate	3,971	529
Reclassification previous periods	-	59
Currency translation adjustment	(296)	(1,440)
Deferred income tax expense	(2,912)	(2,599)
End of period / year	(22,090)	(22,739)
Deferred income tax assets	306	285
Deferred income tax liabilities	(22,396)	(23,024)
Deferred income tax assets (liabilities), net	(22,090)	(22,739)

19.
Revenues

	December 31, 2017	December 31, 2016 (recast)
Revenue from supermarkets	27,854	23,476
Income from communication services	6,827	5,937
Rental and services income	5,241	4,242
Sale of communication equipment	2,238	1,926
Sale of trading properties and developments	380	814
Revenue from hotels operation and tourism services	500	436
Total Group’s revenues	43,040	36,831

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of December 31, 2017	Total as of December 31, 2016 (recast)
Cost of sale of goods and services	21,178	-	-	21,178	18,955
Salaries, social security costs and other personnel expenses	2,423	891	2,820	6,134	4,874
Depreciation and amortization	1,203	305	1,119	2,627	2,374
Fees and payments for services	854	414	1,020	2,288	2,007
Maintenance, security, cleaning, repairs and others	798	57	437	1,292	1,050
Advertising and other selling expenses	156	-	865	1,021	935
Taxes, rates and contributions	133	22	423	578	466
Interconnection and roaming expenses	976	-	-	976	870
Fees to other operators	1,135	-	-	1,135	762
Director´s fees	-	112	-	112	89
Leases and service charges	18	6	67	91	29
Allowance for doubtful accounts, net	-	9	92	101	119
Other expenses	403	379	874	1,656	1,468
Total as of December 31, 2017	29,277	2,195	7,717	39,189	-
Total as of December 31, 2016 (recast)	25,625	1,809	6,564	-	33,998

21.
Cost of goods sold and services provided
	Total as of December 31, 2017	Total as of December 31, 2016 (recast)
Inventories at the beginning of the period (*)	10,041	7,938
Purchases and expenses	28,715	24,072
Capitalized finance costs	3	-
Currency translation adjustment	779	1,495
Incorporated by business combination	4	-
Transfers	377	(4)
Inventories at the end of the period (*)	(10,642)	(7,876)
Total costs	29,277	25,625

The following table presents the composition of the Group’s inventories for the periods ended December 31, 2017 and 2016:

	Total as of December 31, 2017	Total as of December 31, 2016(recast)
Real estate	6,485	4,548
Supermarkets	3,835	3,056
Telecommunications	279	237
Others	43	35
Total inventories at the end of the period (*)	10,642	7,876

(*) Inventories includes trading properties and inventories.

22.
Other operating results, net
	December 31, 2017	December 31, 2016 (recast)
Gain from disposal of subsidiary (1)	393	44
Donations	(30)	(29)
Loss from TGLT agreement	-	(27)
Lawsuits and other contingencies (2)	387	(15)
Others	(146)	(94)
Total other operating results, net	604	(121)

(1)
Includes the gain from the sale of the Group´s equity interest in Cloudyn for Ps. 252.
(2)
As of December 31, 2017 corresponds to the favourable resolution of a judicial process in the Operations Center in Israel for Ps. 400. Includes legal costs and expenses.

IRSA Inversiones y Representaciones Sociedad Anónima

23.
Financial results, net
	December 31, 2017	December 31, 2016 (recast)
Finance income:
- Interest income	363	319
- Foreign exchange gain	201	125
- Dividends income	42	28
- Other finance income	44	38
Total finance income	650	510
Finance costs:
- Interest expenses	(3,981)	(3,340)
- Loss on debt swap (Note 16)	(2,228)	-
- Foreign exchange loss	(1,550)	(794)
- Other finance costs	(310)	(581)
Total finance costs	(8,069)	(4,715)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	1,138	1,465
- Gain from derivative financial instruments, net	58	66
Total other financial results	1,196	1,531
Total financial results, net	(6,223)	(2,674)

24.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2017 and June 30, 2017:

Item	December 31, 2017	June 30, 2017
Trade and other receivable	513	1,434
Investments in financial assets	382	324
Trade and other payable	(223)	(172)
Borrowings	(10)	(11)
Total	662	1,575

Related party	December 30, 2017	June 30, 2017	Description of transaction
Manibil S.A.	47	84	Contributions in advance
New Lipstick LLC	376	-	Loans granted
	6	-	Reimbursement of expenses
Condor	124	8	Dividends receivables
	10	82	Public companies securities
LRSA	1	29	Leases and/or rights of use
	(1)	-	Reimbursement of expenses
	4	-	Loans granted
	40	-	Canon
	5	-	Dividends receivables
Other associates and joint ventures	2	3	Loans granted
	2	8	Foreign-currency future contracts
	(5)	-	Commissions
	(10)	(11)	Mortgage bond
	(5)	(5)	Derivatives
	(2)	(1)	Leases and/or rights of use
	5	5	NCN
	(6)	-	Advances of clients
	-	1	Management fees
	1	1	Proceeds from leases
	-	(1)	Credit for capital reduction
Total associates and joint ventures	594	203
Cresud	(27)	(36)	Reimbursement of expenses
	(48)	(23)	Corporate services
	258	242	NCN
	(3)	(1)	Leases and/or rights of use
	-	5	Leases and/or rights of use
	(20)	-	Leases and/or rights of use receivable
	(2)	(1)	Long-term incentive plan
Total parent company	158	186
IFISA	-	1,283	Loans granted
Taaman	(29)	(24)	Leases and/or rights of use
Willifood	(34)	(29)	NCN
Directors	(35)	(44)	Fees for services received
Others (1)	1	2	Leases and/or rights of use
	7	2	Fees
	1	-	Management fees
	(1)	(4)	Loans
Total others	(90)	1,186
Total at the end of the period/year	662	1,575

(1)
It includes CAMSA, Avenida compras, Avenida Inc., Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A. and Museo de los Niños

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the six-month periods ended December 31, 2017 and 2016:
Related party	December 31, 2017	December 31, 2016 (recast)	Description of transaction
BACS	8	4	Leases and/or rights of use
	-	16	Financial operations
Adama	-	64	Corporate services
Condor	23	196	Financial operations
ISPRO - Mehadrin	50	-	Corporate services
Other associates and joint ventures	(1)	-	Financial operations
	13	8	Leases and/or rights of use
	2	-	Fees and remunerations
	-	2	Management fees
Total associates and joint ventures	95	290
Cresud	3	1	Leases and/or rights of use
	(113)	(85)	Corporate services
	9	24	Financial operations
Total parent company	(101)	(60)
IFISA	56	-	Financial operations
Inversiones Financieras del Sur S.A.	-	54	Financial operations
Directores	(86)	(84)	Fees and remunerations
Taaman	74	-	Corporate services
Willifood	129	-	Corporate services
Others (1)	4	-	Corporate services
	-	(1)	Leases and/or rights of use
	4	-	Financial operations
	(7)	(4)	Donations
	(6)	(5)	Legal services
Total others	168	(40)
Total at the end of the period	162	190

(1)
 It includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, and Fundación IRSA.

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2017 and 2016:

Related party	December 31, 2017	December 31, 2016 (recast)	Description of the operation
La Rural S.A.	13	-	Dividends received
Cresud	882	-	Dividends received
Helmir	5	-	Dividends paid
Total distribution	900	-
Manibil	44	-	Additional paid-in capital
Total subsidiaries contributions	44	-
IFISA (see Note 4.)	1,968	-	Acquisition of non-controlling interest
Total other transactions	1,968	-

25.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Equity investments	Note 7 Equity interest in associates and joint ventures
Exhibit D - Other investments	Note 12 Financial instruments by category
Exhibit E - Provisions	Note 17 Provisions
Exhibit F - Cost of sales and services provided	Note 21 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 26 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

26.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Exchange rate (3)	Total as of 12.31.17	Amount (2)	Exchange rate (3)	Total as of 06.30.17
Assets
Trade and other receivables
US Dollar	77	18.549	1,420	35	16.530	572
Euros	6	22.283	140	9	18.848	172
Receivables with related parties:
US Dollar	50	18.649	932	52	16.630	855
Total trade and other receivables			2,492			1,599
Restricted assets
US Dollar	-	18.549	3	2	16.530	41
Total Restricted assets			3			41
Investments in financial assets
US Dollar	195	18.549	3,620	61	16.530	1,014
Pounds	1	25.071	19	1	21.486	18
Investments with related parties:
US Dollar	20	18.649	382	20	16.630	324
Total investments in financial assets			4,021			1,356
Derivative financial instruments
US Dollar	1	18.549	15	1	16.530	10
Derivative financial instruments with related parties:
US Dollar	-	18.649	-	2	16.630	26
Total Derivative financial instruments			15			36
Cash and cash equivalents
US Dollar	240	18.549	4,444	318	16.530	5,250
Euros	3	22.283	70	3	18.848	49
New Israel Shekel	-	4.899	-	-	4.770	1
Total Cash and cash equivalents			4,514			5,300
Total Assets			11,045			8,332

Liabilities
Trade and other payables
US Dollar	89	18.649	1,662	57	16.630	955
Euros	11	22.450	255	1	19.003	19
Payables to related parties:
US Dollar	1	18.649	18	1	16.630	21
Total Trade and other payables			1,935			995
Borrowings
US Dollar	1,192	18.649	22,223	1,123	16.630	18,683
Total Borrowings			22,223			18,683
Total Liabilities			24,158			19,678

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of the corresponding in foreign currency.
(3) Exchange rates as of December 31, 2017 and June 30, 2017, respectively according to Banco Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

27.
Groups of assets and liabilities held for sale

As mentioned in Note 4.F to the Consolidated Financial Statements as of June 30, 2017, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	December 31, 2017	June 30, 2017
Property, plant and equipment	1,690	1,712
Intangible assets	20	19
Investments in associates	29	33
Deferred income tax assets	64	57
Employee benefits	-	5
Income tax credits	-	10
Trade and other receivables	1,024	688
Cash and cash equivalents	235	157
Total group of assets held for sale	3,062	2,681
Trade and other payables	1,200	930
Salaries and social security liabilities	127	148
Employee benefits	113	52
Deferred income tax liability	15	10
Borrowings	632	715
Total group of liabilities held for sale	2,087	1,855
Total net assets held for sale	975	826

28.
Results from discontinued operations

The results from operations of Israir, Open Sky and IDB Tourism, and the share of profit of Adama and the finance costs associated to the non-recourse loan, until its sale in November 2016; have been reclassified in the Statements of Income under discontinued operations.
	December 31, 2017	December 31, 2016 (recast)
Revenues	3,619	2,603
Costs	(3,107)	(2,193)
Gross profit	512	410
General and administrative expenses	(130)	(93)
Selling expenses	(148)	(131)
Other operating results, net	(4)	4,803
Profit from operations	230	4,989
Share of profit of associates and joint ventures	18	406
Profit before financial results and income tax	248	5,395
Finance cost	(41)	(1,122)
Financial results, net	(41)	(1,122)
Profit before income tax	207	4,273
Income tax	-	-
Profit from discontinued operations	207	4,273

Profit for the period from discontinued operations attributable to:
Equity holders of the parent	140	2,332
Non-controlling interest	67	1,941

Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	0.24	4.06
Diluted	0.24	4.03

29.
Subsequent events

Israir

On January 10, 2019, the Anti-Trust Authority communicated IDBD its objection to the transaction between Sun D’or and Israir, described in note 4.f to the consolidated financial statements as of June 31, 2017. The Group is evaluating the reasons for the objection and the decision regarding whether to appeal.

IRSA Inversiones y Representaciones Sociedad Anónima

Sale of Clal shares

On January 1, 2018, continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold 5% of its stake in Clal through a swap transaction, in accordance with the same principles that applied to the swap transactions made and informed to the market on May and August 2017.

The consideration was set at an amount of approximately NIS 170.5 (equivalent to approximately Ps. 852). After the completion of the transaction, IDBD’s interest in Clal was reduced to 39.8% of its share capital.

Transfer of shares of Cellcom

On January 22, 2018 DIC transferred 5% of Cellcom’s shares (the “Transferred Shares”), by way of a loan transaction in equal parts to two private companies incorporated in Israel, which are related parties to the Group. The agreement will be in effect from the date of its closing until December 31, 2018 and will be extended automatically for a year, until it is terminated in accordance with its terms. DIC will be entitled to terminate the agreement at any time, in its discretion, and to receive back all or some of the Transferred Shares. The Israeli entities will not be entitled to transfer the Transferred Shares to any entity whatsoever without DIC’s consent. The Israeli entities will together be entitled to appoint 10% of Cellcom directors (i.e., as of the present date - one director). Additionally, the Israeli entities and the designated director will undertake to vote, together with DIC, on all resolutions which will be presented to Cellcom’s general meeting. Furthermore, the economic benefits of the Transferred Shares will be kept by DIC. The Transferred Shares are pledged in favor of DIC.

Shufersal Corporate Notes

On January 22, 2018, Shufersal issued an expansion of Series E NCN of NIS 544 for a total gross consideration of NIS 567 (equivalent to Ps. 2,835 as of the date of the transaction).

Cellcom Corporate Notes

On January 24, 2018, Cellcom issued Serie L NCN at par value of NIS 401 for a total net consideration of NIS 396 (equivalent to Ps. 1,980 as of the date of the transaction).

Eurocom purchase offer

On February 4, 2018, DIC made a binding offer for the acquisition in stages of Eurocom Communications Ltd ("Eurocom"), a private Israeli group whose business is developed in the communications, real estate and renewable energy industries. Eurocom is Bezeq's parent company (Israel's leading telecommunications company). The proposal must be approved by Eurocom and by the authorities and creditors involved in the Eurocom debt restructuring process. Should the proposal succeed, this transaction requires the approval of different regulatory authorities and a disinvestment of the Group's interest in Cellcom.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statement of financial position as of December 31, 2017 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the six-month period and three-month period ended December 31, 2017, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the six-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of income and other comprehensive income and consolidated statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2017, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 105,647.22, which was not claimable at that date.

Autonomous City of Buenos Aires, February 8, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 134 F° 85

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2017 and for the six-month and three-month periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2017 and June 30, 2017
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.17	06.30.17
ASSETS
Non-current assets
Investment properties	7	4,970	4,457
Property, plant and equipment	8	7	6
Trading properties	9	388	319
Intangible assets	10	21	21
Investments in subsidiaries, associates and joint ventures	6	36,087	29,450
Income tax and MPIT credit		27	133
Trade and other receivables	12	308	211
Total non-current assets		41,808	34,597
Current assets
Inventories		1	1
Trading properties	9	3	8
Trade and other receivables	12	588	568
Income tax and MPIT credit		-	1
Investments in financial assets	11	41	38
Derivative financial instruments	11	15	8
Restricted assets	11	1	4
Cash and cash equivalents	11	34	148
Total current assets		683	776
TOTAL ASSETS		42,491	35,373
SHAREHOLDERS’ EQUITY
Shareholders' Equity (according to corresponding statements)		33,077	26,483
TOTAL SHAREHOLDERS’ EQUITY		33,077	26,483
LIABILITIES
Non-current liabilities
Trade and other payables	13	883	784
Borrowings	14	5,839	5,340
Deferred income tax liabilities	15	1,969	2,247
Provisions	16	35	32
Total non-current liabilities		8,726	8,403
Current liabilities
Trade and other payables	13	143	123
Salaries and social security liabilities		1	2
Borrowings	14	543	358
Provisions	16	1	4
Total current liabilities		688	487
TOTAL LIABILITIES		9,414	8,890
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		42,491	35,373

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

                                                                                                                                                                                                                                                                        ______________________
                                                                                                                                                                                                                                                                                               Alejandro G. Elsztain
                                                                                                                                                                                                                                                                                              Vice-president II
                                                                                                                                                                                                                                                                                            acting as President

1

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.17	12.31.16 (recast)	12.31.17	12.31.16 (recast)
Revenues	17	35	18	24	10
Costs	18	(18)	(11)	(11)	(5)
Gross profit		17	7	13	5
Net gain from fair value adjustment of investment properties	7	491	196	328	139
General and administrative expenses	18	(105)	(77)	(63)	(42)
Selling expenses	18	(10)	(13)	(5)	(8)
Other operating results, net	19	489	(38)	494	(34)
Profit from operations		882	75	767	60
Share of profit of subsidiaries, associates and joint ventures	6	8,797	4,132	8,021	3,806
Profit before financial results and income tax		9,679	4,207	8,788	3,866
Finance income	20	12	44	(2)	11
Finance costs	20	(948)	(517)	(580)	(263)
Other financial results	20	21	1	16	1
Financial results, net		(915)	(472)	(566)	(251)
Profit before income tax		8,764	3,735	8,222	3,615
Income tax	15	172	111	89	45
Profit for the period		8,936	3,846	8,311	3,660

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive loss of subsidiaries, associates and joint ventures		(56)	(12)	(14)	(29)
Currency translation adjustment of subsidiaries, associates and joint ventures		(889)	34	(619)	(177)
Total other comprehensive (loss) / income for the period (i)	6	(945)	22	(633)	(206)
Total comprehensive income for the period		7,991	3,868	7,678	3,454

Profit per share for the period:
Basic		15.54	6.69	14.46	6.37
Diluted		15.43	6.64	14.36	6.32

(i) Components of other comprehensive (loss) / income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
______________________ Alejandro G. Elsztain Vice-president II acting as President 2

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	Resolution reserve CNV 609/12 (1)	Other reserves (2)	Retained earnings	Total Shareholders’ equity

Balance at June 30, 2017	575	3	123	793	17	143	-	2,756	2,143	19,930	26,483
Profit for the period	-	-	-	-	-	-	-	-	-	8,936	8,936
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(945)	-	(945)
Total comprehensive income for the period	-	-	-	-	-	-	-	-	(945)	8,936	7,991
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.17	-	-	-	-	-	-	2,081	-	-	(2,081)	-
Dividends distribution	-	-	-	-	-	-	-	-	-	(1,400)	(1,400)
Reserve for share-based payments	-	-	-	-	1	-	-	-	2	-	3
Balance at December 31, 2017	575	3	123	793	18	143	2,081	2,756	1,200	25,385	33,077

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(1)
Related to CNV General Resolution N° 609/12. See Note 2.1.b) and 17 of Consolidated Financial Statements as of June 30, 2017.
(2)
The composition of Other reserves of the Company as of December 31, 2017 is as follows:

	Cost of Treasury shares	Reserve for share-based payments	Reserve for future dividends	Other reserves of subsidiaries	Other comprehensive income / (loss) of subsidiaries	Currency translation adjustment reserve	Total Other reserves

Balance at June 30, 2017	(28)	78	494	-	42	1,557	2,143
Other comprehensive loss for the period	-	-	-	-	(56)	(889)	(945)
Reserve for share-based payments	-	2	-	-	-	-	2
Balance at December 31, 2017	(28)	80	494	-	(14)	668	1,200
______________________ Alejandro G. Elsztain Vice-president II acting as President 3

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	Resolution reserve CNV 609/12 (1)	Other reserves (2)	Retained earnings	Total Shareholders’ equity

Balance at June 30, 2016	575	4	123	793	16	117	4	2,756	1,022	16,447	21,857
Profit for the period	-	-	-	-	-	-	-	-	-	3,846	3,846
Other comprehensive income for the period	-	-	-	-	-	-	-	-	22	-	22
Total comprehensive income for the period	-	-	-	-	-	-	-	-	22	3,846	3,868
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	-	-	-	26	(4)	-	(26)	4	-
Changes of interest in subsidiaries	-	-	-	-	-	-	-	-	(152)	-	(152)
Reserve for share-based payments	-	-	-	-	-	-	-	-	6	-	6
Balance at December 31, 2016 (recast)	575	4	123	793	16	143	-	2,756	872	20,297	25,579

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(1)
Related to CNV General Resolution N° 609/12. See Note 2.1.b) of Consolidated Financial Statements as of June 30, 2017.
(2)
The composition of Other reserves of the Company as of December 31, 2016 is as follows:

	Cost of Treasury shares	Reserve for share-based payments	Reserve for future dividends	Other reserves of subsidiaries	Other comprehensive loss of subsidiaries	Currency translation adjustment reserve	Total Other reserves

Balance at June 30, 2016	(29)	67	520	-	(10)	474	1,022
Other comprehensive income for the period	-	-	-	-	(12)	34	22
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	(26)	-	-	-	(26)
Changes of interest in subsidiaries	-	-	-	(152)	-	-	(152)
Reserve for share-based payments	-	6	-	-	-	-	6
Balance at December 31, 2016 (recast)	(29)	73	494	(152)	(22)	508	872
______________________ Alejandro G. Elsztain Vice-president II acting as President 4

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.17	12.31.16 (recast)
Operating activities
Profit for the period		8,936	3,846
Adjustments:
Income tax	15	(172)	(111)
Amortization and depreciation	18	1	-
Financial results, net	20	915	472
Decrease of intangible assets due to TGLT agreement	19	-	27
Net gain from fair value adjustment of investment properties	7	(491)	(196)
Gain from disposal of trading properties		(8)	-
Gain from disposal of subsidiaries	19	(496)	-
Share of profit of subsidiaries, associates and joint ventures	6	(8,797)	(4,132)
Increase in trade and other receivables		(55)	(62)
Increase / (Decrease) in trade and other payables		89	(79)
Net cash used in operating activities before income tax paid		(78)	(235)
Income tax paid		-	(18)
Net cash flow used in investing activities		(78)	(253)
Investing activities
Capital contributions to subsidiaries, associates and joint ventures	6	(1,316)	(488)
Acquisition and advanced payments of investment properties		(129)	(4)
Proceeds from sales of investment properties	7	26	2
Proceeds from sales of trading properties	17	9	-
Acquisition of property, plant and equipment	8	(2)	(1)
Increase of trading properties	9	(62)	(5)
Acquisition of intangibles		-	(1)
Increase of investments in financial assets		(1,962)	-
Proceeds from sales of investments in financial assets		1,970	1
Increase in loans granted to subsidiaries, associates and joint ventures		(10)	-
Dividends collected	6	587	-
Net cash flow used in investing activities		(889)	(496)
Financing activities
Obtaining/ (payment) of short-term loans, nets		37	(661)
Payment of principal of Non-Convertible Notes		-	(1,126)
Interests paid		(286)	(299)
Loans obtained from subsidiaries, associates and joint ventures		11	21
Payment of loans from subsidiaries, associates and joint ventures		(10)	(300)
Proceeds from borrowings granted to subsidiaries, associates and joint ventures		51	-
Issuance of non-convertible notes		-	3,129
Disposal of interest in subsidiaries		2,440	-
Dividends paid		(1,392)	-
Net cash flow generated by financing activities		851	764
Net (decrease) / increase in cash and cash equivalents		(116)	15
Cash and cash equivalents at the beginning of the period	11	148	6
Foreign exchange gain of cash and changes in fair value of cash equivalents		2	1
Cash and cash equivalents at the end of the period	11	34	22

Additional information
Reserve for share-based payments	3		6
Currency translation adjustment	(889)		34
Share of other comprehensive loss of subsidiaries, associates and joint ventures	(56)		(12)
Decrease in trade and other receivables through advanced payments utilization	(35)		-
Share of changes in equity of subsidiaries	-		152
Decrease of borrowings through an increase in investment properties	2		-
Decrease of borrowings through an increase of trading properties	3		-
Increase in dividends receivable through a decrease in investments in subsidiaries, associates and joint ventures	-		443
Decrease in Dividends receivables through an increase in investments in subsidiaries	-		434
Dividends paid through an increase in trade and other payables	8		-
(Increase) / Decrease in income tax payable, offset with tax credits	(106)		25
Increase in borrowings from subsidiaries, associates and joint ventures through an increase in trade and other receivables	-		167
Decrease in intangible assets through an increase in other receivables	-		24

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
______________________ Alejandro G. Elsztain Vice-president II acting as President

5

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Separate Financial Statements
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping malls and branded hotels across Argentina, and also office properties in the United States of America and Israel.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 8, 2018.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2017 prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of the CNV. Such information is included in notes to these Financial Statements according to IFRS.

These Financial Statements corresponding to the interim six-month periods ended December 31, 2017 and 2016 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. The Company’s interim periods results do not necessarily reflect the proportion of the Company’s full-year results.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the Financial Statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three-year period.

For the Company’s business in Argentina, considering the released inflation data in Argentina and the declining inflation trend in recent years, the Board of Directors is of the view that there is not enough evidence to conclude that Argentina is a hyperinflationary economy. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the reporting periods. However, over the last years, certain macroeconomic variables, such as payroll costs and input prices, have experienced significant annual changes, which should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Company in these Financial Statements.

6

IRSA Inversiones y Representaciones Sociedad Anónima

2.2.     Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2017. The principal accounting policies are described in Note 2 of those Annual Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2017 and December 31, 2016 shown in these Unaudited Condensed Interim Separate Financial Statements for comparative purposes arise from financial statements then ended. As mentioned in Note 2 to the Consolidated Financial Statements as of June 30, 2017, during the fiscal year ended June 30, 2017 the Group’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40. Therefore, the previously issued Interim Financial Statements were retroactively recast as required by IAS 8.

The table below includes the reconciliation between the Statements of Income and Other Comprehensive Income for the period ended December 31, 2016 (six and three months), as they were originally issued, and the statements included in these Interim Financial Statements for comparative purposes. There is no impact on the relevant total amounts of the statement of cash flows.

Statement of Income and Other Comprehensive Income for the six-month period ending as of December 31, 2016:

		Six months
	12.31.16 (originally issued)	12.31.16 (adjustment)		12.31.16 (recast)

Revenue	18	-		18
Costs	(12)	1		(11)
Gross Profit	6	1		7
Net gain from fair value adjustment of investment properties	-	196	a)	196
General and administrative expenses	(77)	-		(77)
Selling expenses	(13)	-		(13)
Other operating results, net	(38)	-		(38)
(Loss) / Profit from operations	(122)	197		75
Share of profit of subsidiaries, associates and joint ventures	2,481	1,651	b)	4,132
Profit from operations before financial results and income tax	2,359	1,848		4,207
Finance income	44	-		44
Finance costs	(517)	-		(517)
Other financial results	1	-		1
Financial results, net	(472)	-		(472)
Profit before income tax	1,887	1,848		3,735
Income tax	180	(69)	c)	111
Profit for the period	2,067	1,779		3,846

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive loss of subsidiaries, associates and joint ventures	(12)	-		(12)
Currency translation adjustment of subsidiaries, associates, and joint ventures	(21)	55		34
Other comprehensive (loss) / income for the period	(33)	55		22
Total comprehensive income for the period	2,034	1,834		3,868

7

IRSA Inversiones y Representaciones Sociedad Anónima

Statement of Income and Other Comprehensive Income for the three-month period ending as of December 31, 2016:

		Three months
	12.31.16 (originally issued)	12.31.16 (adjustment)		12.31.16 (recast)

Revenue	10	-		10
Costs	(6)	1		(5)
Gross Profit	4	1		5
Net gain from fair value adjustment of investment properties	-	139	a)	139
General and administrative expenses	(42)	-		(42)
Selling expenses	(8)	-		(8)
Other operating results, net	(34)	-		(34)
(Loss) / Profit from operations	(80)	140		60
Share of profit of subsidiaries, associates and joint ventures	2,881	925	b)	3,806
Profit from operations before financial results and income tax	2,801	1,065		3,866
Finance income	11	-		11
Finance costs	(263)	-		(263)
Other financial results	1	-		1
Financial results, net	(251)	-		(251)
Profit before income tax	2,550	1,065		3,615
Income tax	94	(49)	c)	45
Profit for the period	2,644	1,016		3,660

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive loss of subsidiaries, associates and joint ventures	(29)	-		(29)
Currency translation adjustment of subsidiaries, associates, and joint ventures	(216)	39		(177)
Other comprehensive loss for the period	(245)	39		(206)
Total comprehensive income for the period	2,399	1,055		3,454

Explanation of the changes in the separate statement of comprehensive income:

a) It represents the net change in fair value of investment properties.
b) It relates to change in the value, as per the equity method, in subsidiaries, associates and joint ventures after applying the change to equity in the accounting policy implemented by the Company.
c) It represents the tax impact of the change in accounting policy.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2017.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2017 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2017, are detailed in Note 4 to the Consolidated Financial Statements as of June 30, 2017.

Purchase of DIC shares by Dolphin

As described in Note 4 to the Consolidated Financial Statements as of June 30, 2017, at the end of November Dolphin IL Investments Ltd. (Dolphin IL), a subsidiary of Dolphin Netherlands B.V., has subscribed the final documents for the acquisition of the total shares of DIC owned by IDBD.

8

IRSA Inversiones y Representaciones Sociedad Anónima

The transaction has been made for an amount of NIS 1,843 (equivalent to NIS 17.20 per share of DIC). The consideration was paid NIS 70 in cash (equivalent to Ps. 348 as of the date of the transaction) and NIS 1,773 (equivalent to Ps. 8,814 as of the date of the transaction) were financed by IDBD to Dolphin, maturing in five years, with the possibility of an extension of three additional years in tranches of one year each, that will accrue an initial interest of 6.5% annually, which will increase by 1% annually in case of extension for each annual tranche. The pre-existing guarantees from the IDBD's corporates notes over DIC shares remain in force after the detailed transfer of shares and the remaining DIC shares that are not guarantying the aforementioned corporate bonds are pledged in favor of IDBD until the cancellation of debt. This transaction was accounted as an increase in the investment in DIC for an amount of Ps. 114 in the separate financial statements.

Purchase of IDBD shares by IFISA

In December 2017, Dolphin Netherlands BV (Dolphin), executed a stock purchase agreement for all of the shares that IFISA held of IDBB, which amounted to 31.7% of the share capital. In this way, as of the end of December 31, 2017, Dolphin holds the 100% of IDBD's shares.

The transaction was made at a price of NIS 398 million (equivalent to NIS 1.894 per share and approximately to $1,968 as of the date of the transaction). As consideration of the transaction all receivables from Dolphin to IFISA were canceled and a payment of USD 33.7 million (equivalent to $588 as of the date of the transaction) was made. This transaction was accounted as an increase in the investment in IDBD for an amount of Ps. 2,923 in the separate financial statements.

Sale of Shufersal shares

On December 24, 2017, DIC sold shares of Shufersal, in a manner whereby its equity interest decreased from 53.30% to 50.12%. The consideration with respect to the sale of the aforementioned shares amounted to approximately NIS 169.5 million (equivalent to Ps 847 as of the date of the transaction). This transaction generated a gain of Ps. 203 in the separate financial statements.

Sale of ADS from IRSA CP

During October 2017, IRSA completed the sale in the secondary market of 10,240,000 ordinary shares of IRSA CP, N.V. Ps. 1 per share, represented by American Depositary Shares (“ADSs”), representing four ordinary shares each, which represents nearly 8.1% of IRSA CP capital for a total amount of Ps. 2,440 (US$ 138). After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.29%. This transaction generated a gain of Ps. 496 in the separate financial statements

5.
Financial risk management and fair value estimates

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual Separate Financial Statements as of June 30, 2017.

There has been no change in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

Since June 30, 2017 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

9

IRSA Inversiones y Representaciones Sociedad Anónima

6.
Information about the main subsidiaries, associates and joint venturesinancial risk management and fair value estimates

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus. The main associates include BHSA and New Lipstick. Its main joint ventures include Cyrsa, Puerto Retiro.

Detailed below are the evolutions of investments in subsidiaries, associates and joint ventures of the Company, for the six-month period ended December 31, 2017 and for the year ended June 30, 2017:

Subsidiaries, Associates and Joint ventures

	12.31.17	06.30.17
Beginning of period / year	29,447	23,342
Share of profit	8,797	4,485
Capital contributions (i)	1,316	1,121
Sale of subsidiaries, associates and joint ventures	(1,944)	-
Others comprehensive (loss) / income	(945)	1,135
Cash dividends (ii)	(587)	(755)
Others reserve	(1)	-
Increase in equity interest in associates	-	119
End of the period / year (iii)	36,083	29,447

(i)
During the period ended December 31, 2017, capital contributions were made to Tyrus and Manibil for Ps. 1,272 and Ps. 44, respectively. During the fiscal year ended June 30, 2017 capital contributions were made to Tyrus, Llao, HASA, Palermo Invest S.A., Inversora Bolivar S.A. and Manibil for Ps. 1,072, Ps. 2, Ps. 3, Ps. 3, Ps. 3 and Ps. 38, respectively.
(ii)
During the period ended December 31, 2017 IRSA CP and ECLSA distributed dividends to the Company for an amount of Ps. 586 and Ps. 1, respectively. During the year ended June 30, 2017 Palermo Invest S.A., Inversora Bolívar S.A., ECLSA, CYRSA and IRSA CP distributed dividends to the Company for an amount of Ps. 0.2, Ps. 1, Ps. 0.3, Ps. 7.5, Ps. 727 and Ps. 19, respectively.
(iii)
As of December 31, 2017 includes Ps. 4, corresponding to equity interest in IRSA - Galerías Pacífico UTE and June 30, 2017 includes Ps. 3, corresponding to equity interest in HASA, included in Provisions (Note 16).

Name of the entity	% ownership interest		Company´s interest in equity		Company’s interest in comprehensive income
	12.31.17	06.30.17	12.31.17	06.30.17	12.31.17	12.31.16 (recast)

Subsidiaries
IRSA CP	86.29%	94.41%	28,126	20,807	9,850	1,898
Tyrus	100.00%	100.00%	4,885	6,053	(2,439)	2,080
Ritelco S.A.	100.00%	100.00%	612	494	117	28
EFANUR	100.00%	100.00%	580	522	58	102
ECLSA	96.74%	96.74%	462	390	73	10
Inversora Bolívar S.A.	95.13%	95.13%	406	341	65	5
Palermo Invest S.A.	97.00%	97.00%	332	263	69	6
NFSA (3)	76.34%	76.34%	22	23	(2)	2
Llao Llao Resort S.A. (3)	50.00%	50.00%	20	13	6	5
HASA (3)	80.00%	80.00%	-	(3)	4	2
Associates
BHSA (1) (2)	5.05%	5.05%	346	278	68	6
Manibil	49.00%	49.00%	150	95	11	7
BACS (2)	33.36%	33.36%	134	158	(24)	1
Joint ventures
Cyrsa	50.00%	50.00%	12	13	-	2
UTE IRSA - Galerías Pacífico S.A.	50.00%	50.00%	(4)	-	(4)	-
Total subsidiaries, associates and joint ventures			36,083	29,447	7,852	4,154

10

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Subsidiaries
IRSA CP	Argentina	Real estate	108,732,579	126	11,242	32,707
Tyrus	Uruguay	Investment	16,025,861,475	7,318	(1,441)	4,884
Ritelco S.A.	Uruguay	Investment	94,369,151	94	120	611
EFANUR	Uruguay	Investment	130,386,770	131	1	580
ECLSA	Argentina	Investment	77,316,130	80	74	476
Inversora Bolívar S.A.	Argentina	Investment	83,571,237	88	69	420
Palermo Invest S.A.	Argentina	Investment	155,953,673	161	71	373
NFSA (3)	Argentina	Hotel	38,068,999	50	(2)	45
Llao Llao Resort S.A. (3)	Argentina	Hotel	73,580,206	147	13	39
HASA (3)	Argentina	Hotel	18,791,800	23	5	1
Associates
BHSA (1) (2)	Argentina	Financial	73,939,822	1,500	486	7,167
Manibil	Argentina	Real estate	130,122,874	266	23	306
BACS (2)	Argentina	Financial	29,297,626	88	(50)	423
Joint ventures
Cyrsa	Argentina	Real estate	8,748,269	17	(1)	25
UTE IRSA - Galerías Pacífico S.A.	Argentina	Real estate	500,000	1	(8)	(7)

(1)
Considered significant. See Notes 7 to 9 to the Annual Consolidated Financial Statements.
(2)
Information as of September 30, 2017 according to BCRA's standards. For the purpose of the valuations of the investments in the Company, preliminary figures as of December 31, 2017 have been considered with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of December 31, 2017 amounts to Ps. 13.60. See Note 9 to the Consolidated Financial Statements as of June 30, 2017.
(3)
The Company has secured loans of Hoteles Argentinos S.A., Llao Llao Resorts S.A. and Nuevas Fronteras S.A. with BHSA for Ps.5.5, Ps. 1.0 and Ps. 5.1, respectively.

7.
Investment properties

Changes in the Company’s investments properties for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Period ended December 31, 2017				Year ended June 30, 2017
	Office buildings and other rental portfolio	Undeveloped parcels of land	Properties under development	Total	Total
Fair value hierarchy	2	2	2
Fair value at the beginning of the period / year	891	3,218	348	4,457	3,540
Additions	-	-	46	46	15
Capitalized finance costs	-	-	2	2	-
Disposals	(26)	-	-	(26)	(37)
Net gain from fair value adjustment	107	391	(7)	491	939
Fair value at the end of the period / year	972	3,609	389	4,970	4,457

The following amounts have been recognized in the statements of comprehensive income:

	12.31.17	12.31.16 (recast)
Rental income and averaging of scheduled rental escalation (Note 17)	17	15
Property management fees (Note 17)	3	1
Costs (Note18)	(16)	(10)
Net unrealized gain from fair value adjustment of investment properties	467	196
Net realized gain from fair value adjustment of investment properties	24	-

Valuation techniques are described in Note 10 to the Consolidated Financial Statements as of June 30, 2017. There were no changes to the valuation techniques.

11

IRSA Inversiones y Representaciones Sociedad Anónima

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:
	Period ended December 31, 2017				Year ended June 30, 2017
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Total	Total
Costs	16	3	16	35	31
Accumulated depreciation	(12)	(3)	(14)	(29)	(28)
Net book amount at the beginning of the year	4	-	2	6	3
Additions	1	-	1	2	4
Depreciation (Note 18)	(1)	-	-	(1)	(1)
Balances at the end of the period / year	4	-	3	7	6
Costs	17	3	17	37	35
Accumulated depreciation	(13)	(3)	(14)	(30)	(29)
Net book amount at the end of the period / year	4	-	3	7	6

9.
Trading properties

Changes in the Company’s trading properties for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:
	Period ended December 31, 2017			Year ended June 30, 2017

	Completed properties	Properties under development	Total	Total
Beginning of the period / year	5	322	327	304
Additions	-	62	62	23
Capitalized finance costs	-	3	3	-
Disposals	-	(1)	(1)	-
End of the period / year	5	386	391	327
Non-current			388	319
Current			3	8
Total			391	327

The following amounts have been recognized in the statements of comprehensive income:
	12.31.17	12.31.16 (recast)
Sales revenue (Note 17)	9	-
Cost of sales and developments (Note 18)	(2)	(1)

10.
Intangible assets

Changes in Company’s intangible assets for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:
	Period ended December 31, 2017			Year ended June 30, 2017
	Computer software	Future units to be received from barters	Total	Total
Costs	4	19	23	54
Accumulated amortization	(2)	-	(2)	(2)
Net book amount at the beginning of the period / year	2	19	21	52
Additions	-	-	-	21
Disposals	-	-	-	(52)
Balances at the end of the period / year	2	19	21	21
Costs	4	19	23	23
Accumulated amortization	(2)	-	(2)	(2)
Net book amount at the end of the period / year	2	19	21	21

12

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Financial instruments by category

The note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Interim Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Consolidated Financial Statements as of June 30, 2017.

Financial assets and financial liabilities as of December 31, 2017 and June 30, 2017 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
December 31, 2017
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	278	-	278	621	899
Restricted assets (*)	1	-	1	-	1
Investments in financial assets:
- Bonds	-	39	39	-	39
- Mutual funds	-	2	2	-	2
Derivative financial instruments:
- Foreign-currency future contracts	-	15	15	-	15
Cash and cash equivalents:
- Cash at bank and on hand	34	-	34	-	34
Total	313	56	369	621	990
(*) Corresponds to the capitalization plan.

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	98	928	1,026
Borrowings (Note 14)	6,382	-	6,382
Total	6,480	928	7,408

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2017
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	290	-	290	492	782
Restricted assets (*)	4	-	4	-	4
Investments in financial assets:
- Bonds	-	27	27	-	27
- Mutual funds	-	11	11	-	11
Derivative financial instruments:
- Foreign-currency future contracts	-	8	8	-	8
Cash and cash equivalents:
- Bonds	-	67	67	-	67
- Mutual funds	-	56	56	-	56
- Cash at bank and on hand	25	-	25	-	25
Total	319	169	488	492	980
(*) Corresponds to the capitalization plan.
	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	101	806	907
Borrowings (Note 14)	5,698	-	5,698
Total	5,799	806	6,605

 (i)   The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 14).

13

IRSA Inversiones y Representaciones Sociedad Anónima

During the period ended on December 31, 2017, there were no transfers between levels of the fair value hierarchy.

As of December 31, 2017, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

12.
Trade and other receivables

Company’s trade and other receivables, as of December 31, 2017 and June 30, 2017 is as follows:

	12.31.17	06.30.17
Leases and services receivables	58	43
Receivables from the sale of properties	50	51
Less: Allowance for doubtful accounts	(3)	(3)
Total trade receivables	105	91
Advance payments	416	354
Borrowings, deposits and other debit balances	152	169
VAT receivables	105	66
Prepaid expenses	41	38
Receivable from TGLT agreement (i)	25	25
Long-term incentive program	15	17
Loans granted	12	10
Advances granted	10	-
Others	10	3
Tax credits	5	6
Total other receivables	791	688
Total trade and other receivables	896	779
Non-current	308	211
Current	588	568
Total	896	779

(i)   See Note 11 to the Unaudited Condensed Interim Consolidated Financial Statements.

Movements on the Company’s allowance for doubtful accounts are as follows:

	12.31.17	06.30.17
Beginning of period /year	3	4
Additions (Note 18)	1	1
Utilization	(1)	(2)
End of the period / year	3	3

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 18). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

14

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Trade and other payables

Company’s trade and other payables as of December 31, 2017 and June 30, 2017 were as follows:

	12.31.17	06.30.17
Customers advances	905	786
Trade payables	86	72
Invoices to be received	10	20
Total trade payables	1,001	878
Long-term incentive plan	14	10
Director´s fees	3	7
Tax payables	3	4
Tax amnesty plan for payable taxes	2	2
Tax on shareholders’ personal assets	-	2
Others	3	4
Total other payables	25	29
Total trade and other payables	1,026	907
Non-current	883	784
Current	143	123
Total	1,026	907

14.
Borrowings

Company’s borrowings as of December 31, 2017 and June 30, 2017 are as follows:

	12.31.17	06.30.17
Non-convertible notes	5,193	4,667
Bank borrowings	1,050	951
Related parties (Note 21)	87	80
Bank overdrafts	52	-
Total borrowings	6,382	5,698
Non-current	5,839	5,340
Current	543	358
Total	6,382	5,698

15.
Current and deferred income tax

The provision for the Company’s income tax are as follows:

	12.31.17	12.31.16 (recast)
Current income tax	106	55
Deferred income tax	(278)	(166)
Income tax gain	(172)	(111)

The gross movement on the deferred income tax account is as follows:

	12.31.17	06.30.17
Beginning of the period / year	(2,247)	(1,516)
Income tax expense	278	(731)
End of the period / year	(1,969)	(2,247)

15

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2017 and 2016:

	12.31.17	12.31.16 (recast)
Net income at tax rate	3,067	1,307
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	(2,651)	(1,420)
Gain on sales of interest in subsidiary	42	-
Donations and non-deductible expenses	3	2
Others	8	-
Change of income tax rate	(641)	-
Income tax – Gain	(172)	(111)

Argentine Tax Reform

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to finance income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year of the Company ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years of the Company ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Income tax: Corporate income tax would be gradually reduced to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal years beginning after January 1, 2020, inclusive.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these financial statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, Tax Administrative Procedures Law, Criminal Tax Law, tax on liquid fuels, and excise taxes, among others. As of the date of presentation of these Financial Statements, many aspects are pending regulation by the National Executive Power.

16

IRSA Inversiones y Representaciones Sociedad Anónima

16.
Provisions

The table below shows changes in Company's provisions:

	Period endedDecember 31, 2017			Year endedJune 30, 2017
	Labor, legal and other claims	Investments in associates and joint ventures (i)	Total	Total
Beginning of period / year	33	3	36	35
Additions (Note 19)	3	4	7	11
Decrease (Note 19)	(2)	(3)	(5)	(8)
Utilization	(2)	-	(2)	(2)
End of period / year	32	4	36	36
Non current			35	32
Current			1	4
Total			36	36

(i)   Corresponds to the investment in IRSA – Galerías Pacífico UTE with negative equity.

17. Revenues	12.31.17	12.31.16 (recast)
Rental income and averaging of scheduled rental escalation	17	15
Sales of trading properties	9	-
Property management fees	3	1
Sales, rental and services income	29	16
Expenses	6	2
Total revenues	35	18

18.
Expenses by nature

The Company discloses expenses in the Unaudited Condensed Interim Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.
The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

For the period ended December 31, 2017 and 2016:

	Costs (1)	General and administrative expenses	Selling expenses	12.31.17	12.31.16 (recast)
Salaries, social security costs and other personnel expenses	3	51	4	58	43
Fees and payments for services	-	21	1	22	18
Director´s fees	-	17	-	17	15
Traveling, transportation and stationery	-	7	-	7	4
Taxes, rates and contributions	4	-	2	6	4
Leases and service charges	2	4	-	6	2
Public services and others	3	3	-	6	3
Maintenance, security, cleaning, repairs and others	4	1	-	5	5
Advertising and other selling expenses	-	-	2	2	7
Amortization and depreciation	1	-	-	1	-
Cost of sales of trading properties	1	-	-	1	-
Allowance for doubtful accounts (charge and recovery, net) (Note 12)	-	-	1	1	-
Bank charges	-	1	-	1	-
Total expenses by nature as of 12.31.17	18	105	10	133	-
Total expenses by nature as of 12.31.16 (recast)	11	77	13	-	101

 (1)  For the six-month period ended December 31, 2017, includes Ps. 15 of rental and service costs; Ps. 3 of costs for sales and developments of which Ps. 1 corresponds to investment properties and Ps. 2 to trading properties. For the six-month period ended December 31, 2016, includes Ps. 5 corresponds to rental and service costs; Ps. 6 to costs for sales and developments of which Ps. 5 corresponds to investment properties and Ps. 1 to trading properties.

17

IRSA Inversiones y Representaciones Sociedad Anónima

19. Other operating results, net	12.31.17	12.31.16 (recast)
Gain from disposal of associates, subsidiaries and joint ventures	496	-
Tax on shareholders’ personal assets	2	(1)
Donations	(10)	(4)
Lawsuits and other contingencies (i)	(1)	(7)
Loss from TGLT agreement (ii)	-	(27)
Others	2	1
Total other operating results, net	489	(38)

  (i)   Includes legal costs and expenses.
  (ii) See Note 13 to Consolidated Financial Statements June 30, 2017.

20.
Financial results, net

	12.31.17	12.31.16 (recast)
Finance income:
- Interest income	7	19
- Foreign exchange gain	5	25
Total finance income	12	44
Finance costs:
- Foreign exchange loss	(626)	(231)
- Interest expenses	(312)	(269)
- Other finance costs	(10)	(19)
- Costs from repayment of borrowings	-	2
Total finance costs	(948)	(517)
Other financial results:
- Fair value gain of financial assets	14	1
- Gain from derivative financial instruments, net	7	-
Total other financial results	21	1
Total financial results, net	(915)	(472)

21.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2017 and June 30, 2017:

Item	12.31.17	06.30.17
Trade and other payables	(685)	(623)
Borrowings	(87)	(80)
Trade and other receivables	208	206
Total	(564)	(497)

18

IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	12.31.17	06.30.17	Description of operation
Cresud	4	4	Leases and/or rights of use receivables
	(20)	(8)	Corporate services payable
	(8)	(12)	Reimbursement of expenses payable
Total parent company	(24)	(16)
IRSA CP	(610)	(542)	Sale of properties
	(18)	(23)	Corporate services payable
	(12)	(10)	Long-term incentive plan payable
	(6)	(16)	Reimbursement of expenses payable
	(1)	-	Leases and/or rights of use payable
	-	1	Other receivables
	-	(1)	Lease collections
Palermo Invest S.A.	5	5	Borrowings granted
	3	3	Dividends receivable
	1	1	Other receivables
Inversora Bolívar S.A	(6)	(6)	Loans received
Tyrus	92	71	Borrowings granted
NFSA	11	7	Management fees
	(37)	(34)	Loans received
Efanur S.A.	(11)	(10)	Loans received
Fibesa S.A.	12	14	Long-term incentive plan receivables
	(2)	-	Reimbursement of expenses payable
PAMSA	6	-	Reimbursement of expenses receivable
	1	1	Long-term incentive plan receivable
	(27)	(24)	Non-Convertible Notes
Real Estate Strategies LLC	6	5	Borrowings granted
Manibil	47	84	Borrowings granted
Cyrsa	(6)	(6)	Loans received
Others subsidiaries, associates and joint ventures	11	3	Hotel services receivable
	6	5	Reimbursement of expenses receivable
	1	2	Long-term incentive plan receivable
	(4)	(3)	Hotel services payable
	(1)	(1)	Reimbursement of expenses payable
	1	-	Dividend receivables
Total subsidiaries, associates and joint ventures	(538)	(474)
Directors	(3)	(7)	Fees
Total Directors	(3)	(7)
Others	2	-	Reimbursement of expenses receivable
	(1)	-	Reimbursement of expenses payable
Total others	1	-
Total at the end of the period/year	(564)	(497)

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2017 and 2016:
Related parties	12.31.17	12.31.16 (recast)	Description of operation

Cresud	1	1	Leases and/or rights of use
	(32)	(22)	Corporate services
Total parent company	(31)	(21)
IRSA CP	(16)	(10)	Corporate services
	(1)	(1)	Leases and/or rights of use
	-	(4)	Financial operations
BACS	-	16	Financial operations
Tyrus	11	-	Financial operations
Manibil	10	4	Financial operations
Others subsidiaries, associates and joint ventures	1	1	Fees
	(5)	-	Donations
	-	(5)	Financial operations
Total subsidiaries, associates and joint ventures	-	1
Directors	(17)	(15)	Fees
Senior Managment	(3)	(1)	Fees
Total Directors and Senior Managment	(20)	(16)
Fundación IRSA	(6)	(4)	Donations
Estudio Zang, Bergel & Viñez	(2)	(2)	Fees
Others	1	-	Leases and/or rights of use
Total others	(7)	(6)
Total at the end of the period	(58)	(42)

19

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2017 and 2016:

Related parties	12.31.17	12.31.16 (recast)	Description of operation

IRSA CP	(586)	(434)	Dividends collected
ECLSA	(1)	-	Dividends collected
Cyrsa	-	(7)	Dividends collected
Cresud	882	-	Dividends granted
Helmir	5	-	Dividends granted
Otras	-	(2)	Dividends collected
Total Distributions	300	(443)
Tyrus	1,272	911	Irrevocable contributions granted
Manibil	44	-	Irrevocable contributions granted
Otras	-	11	Irrevocable contributions granted
Total Contributions to Subsidiaries	1,316	922

22. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3)	Amount (1)	Foreign exchange rate (2)	Total as of 12.31.17	Amount (1)	Foreign exchange rate (2)	Total as of 06.30.17

Assets
Trade and other receivables
US Dollar	11.67	18.55	217	6.94	16.53	115
Receivables with related parties
US Dollar	8.76	18.65	163	10.57	16.63	176
Total Trade and other receivables			380			291
Investments in financial assets
US Dollar	2.21	18.55	41	1.75	16.53	29
Total Investments in financial assets			41			29
Cash and cash equivalents
US Dollar	1.69	18.55	31	1.04	16.53	17
Euros	0.07	22.28	2	0.07	18.84	1
Total Cash and cash equivalents			33			18
Total Assets			454			338

Liabilities
Trade and other payables
US Dollar	6.57	18.65	123	4.54	16.63	76
Payables with related parties
US Dollar	3.55	18.65	66	2.28	16.63	38
Total Trade and other payables			189			114
Borrowings
US Dollar	308.74	18.65	5,758	308.69	16.63	5,134
Borrowings with related parties
US Dollar	2.05	18.65	38	2.05	16.63	33
Total Borrowings			5,796			5,167
Total Liabilities			5,985			5,281

(1)
Considering foreign currencies those that differ from Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency
(3)
Exchange rate as of December 31, 2017 and June 30, 2017 according to Banco Nación Argentina records.

20

IRSA Inversiones y Representaciones Sociedad Anónima

23. CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 17 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 19 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 22 Foreign currency assets and liabilities

24. CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

25. Subsequent events

See subsequent events in Note 29 to Unaudited Condensed Interim Consolidated Financial Statements.

21

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2017
Stated in millions
Free translation from the original prepared in Spanish for publication in Argentina

1. Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.    Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.    Receivables and liabilities by maturity date

Items		Past due	Without term	Without term	To be due								Total
		12.31.17	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on

Accounts receivables	Trade and other receivables	85	334	101	49	103	5	12	190	10	-	7	896
	Total	85	334	101	49	103	5	12	190	10	-	7	896
Liabilities	Trade and other payables	15	-	-	108	3	-	17	1	881	-	1	1,026
	Borrowings	-	-	-	205	228	55	55	4,030	1,548	219	42	6,382
	Salaries and social security liabilities	-	1	-	-	-	-	-	-	-	-	-	1
	Provisions	-	1	35	-	-	-	-	-	-	-	-	36
	Total	15	2	35	313	231	55	72	4,031	2,429	219	43	7,445

22

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2017
Stated in millions
Free translation from the original prepared in Spanish for publication in Argentina

4.a.    Breakdown of accounts receivable and liabilities by maturity and currency.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	276	312	588	240	68	308	516	380	896
	Total	276	312	588	240	68	308	516	380	896
Liabilities	Trade and other payables	109	34	143	728	155	883	837	189	1,026
	Borrowings	225	318	543	361	5,478	5,839	586	5,796	6,382
	Salaries and social security liabilities	1	-	1	-	-	-	1	-	1
	Provisions	1	-	1	35	-	35	36	-	36
	Total	336	352	688	1,124	5,633	6,757	1,460	5,985	7,445

4.b    Breakdown of accounts receivable and liabilities by adjustment clause.

On December 31, 2017 there are no receivables and liabilities subject to adjustment clause.

4.c    Breakdown of accounts receivable and liabilities by interest clause

Items		Current				Non-current				Accruing interest		Non-Accruinginterest	Total
		Accruing interest		Non-accruing interest (*)	Total	Accruing interest		Non-accruing interest (*)	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	38	102	448	588	66	-	242	308	104	102	690	896
	Total	38	102	448	588	66	-	242	308	104	102	690	896
Liabilities	Trade and other payables	-	-	143	143	2	-	881	883	2	-	1,024	1,026
	Borrowings	356	76	111	543	5,450	385	4	5,839	5,806	461	115	6,382
	Salaries and social security liabilities	-	-	1	1	-	-	-	-	-	-	1	1
	Provisions	-	-	1	1	-	-	35	35	-	-	36	36
	Total	356	76	256	688	5,452	385	920	6,757	5,808	461	1,176	7,445

(*) Includes as of 12.31.2017 the balance of the interest payable corresponding to the loans.

23

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2017
Stated in millions
Free translation from the original prepared in Spanish for publication in Argentina

5.    Related parties.

a: Interest in related parties: Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
IRSA CP	86.29%
Ecommerce Latina S.A.	96.74%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%

b:  Related parties debit/credit balances. See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

6.    Loans to Directors.

See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

7.    Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.    Current values.

See Notes 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.    Appraisal revaluation of property, plant and equipment.

None.

10.    Obsolete unused property, plant and equipment

None.

11.    Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.    Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

24

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

13.    Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	2	61	All operational risk with additional coverage and minor risks
Maipú 1300	2	26	All operational risk with additional coverage and minor risks
Libertador 498	3	105	All operational risk with additional coverage and minor risks
Santa María del Plata	0.053	4,006	All operational risk with additional coverage and minor risks
Casona Abril	4	5	All operational risk with additional coverage and minor risks
Catalinas Norte plot of land	2	769	All operational risk with additional coverage and minor risks
Subtotal	13	4,972
Single policy	15,000		Third party liability

(1)
The insured amounts are in US Dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

14.    Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.    Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.    Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.    Unpaid accumulated dividends on preferred shares.

None.

18.    Restrictions on distributions of profits.

According to the Argentine law, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 17 to the Consolidated Financial Statements at June 30, 2017.

IRSA NCN due 2019 and 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires February 8, 2018.

25

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of December 31, 2017, and the unaudited condensed interim separate statements of income and other comprehensive income for the six-month period and three-month period ended December 31, 2017, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income and other comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2017, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 105,647.22, which was not claimable at that date.

Autonomous City of Buenos Aires, February 8, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 134 F° 85

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Argentine Tax reform: Main impacts

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Income tax: Corporate income tax gradually would be reduced to 30% for fiscal periods commencing after January 1st, 2018 through December 31, 2019, and to 25% for fiscal periods commencing after January 1st, 2020, inclusive.

Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these financial statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law No. 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. At the date of presentation of these financial statements, many aspects are pending regulation by the National Executive Power.

USA Tax reform: Main impacts

In December 2017, a bill was passed to reform the federal taxation law in the United States. The reform included a reduction of the corporate tax rate from 35% to 21%, for the tax years 2018 and thereafter.

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

Consolidated Results

In Ps. Million	IITQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues	22,827	19,044	19.9%	43,040	36,831	16.9%
Net gain from fair value adjustment of investment properties	8,098	2,074	290.5%	11,502	3,470	231.5%
Profit from operations	10,599	3,415	210.4%	15,957	6,182	158.1%
Depreciation and amortization	1,390	1,261	10.2%	2,627	2,374	10.7%
EBITDA	11,989	4,677	156.3%	18,584	8,557	117.2%
Adjusted EBITDA	3,951	2,689	46.9%	7,166	5,191	38.0%
Profit for the period	10,757	6,472	66.2%	10,831	6,816	58.9%
Attributable to equity holders of the parent	8,365	3,635	130.1%	8,918	3,835	132.5%
Attributable to non-controlling interest	2,392	2,837	-15.7%	1,913	2,981	-35.8%

Consolidated revenues from sales, leases and services increased by 16.9% during the first semester of FY2018 compared to the same semester of FY2017, whereas adjusted EBITDA, which excludes the effect of the net gain from fair value adjustment not realized of investment properties, reached Ps. 7,166 million, 38.0% higher than in the same period of 2017.

Profit for the first semester of fiscal year 2018 reached Ps. 10,831 million, mainly explained by a higher net gain from fair value adjustment on investment properties due to the positive impact of tax reform driven by the Government, mainly in the value of shopping malls valued through the discounted cash flow method, and the changes in the exchange rate of our assets denominated in U.S. dollars. This effect was partially offset by a non-monetary effect in the operations center in Israel in September 2017, Discount Corporation (“DIC”), subsidiary of IDB Development Corporation (“IDBD”) made a partial debt exchange, recognizing a loss equal to the difference between the repayment of the existing loan and the fair value of the new debt for an approximate amount of NIS 461 million (equivalent to Ps. 2,228 million) recorded under “Financial Results” as financial costs.

Operations Center in Argentina

II. Shopping Malls (through our subsidiary IRSA Propiedades Comerciales S.A.)

During the first six months of fiscal year 2018, our tenants’ sales reached Ps. 21,801 million, 22.6% higher than in the same period of 2017. Our portfolio’s leasable area totaled 340,111 square meters during the quarter under review, whereas the occupancy rate stood at optimum levels of 99.1%, reflecting the quality of our portfolio.

Shopping Malls’ Financial Indicators
(in Ps. million)

	IITQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues from sales, leases and services	960	812	18.2%	1,810	1,494	21.2%
Net gain from fair value adjustment of investment properties	6,997	812	761.7%	9,041	1,698	432.4%
Profit from operations	7,725	1,412	447.1%	10,410	2,806	271.0%
Depreciation and amortization	6	8	-25.0%	12	13	-7.7%
EBITDA	7,731	1,420	444.4%	10,422	2,820	269.6%
Adjusted EBITDA	734	608	20.7%	1,381	1,121	23.1%

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

Shopping Malls’ Operating Indicators
(in Ps. million, except as indicated)

	IIQ 18	IQ 18	IVQ 17	IIIQ 17	IIQ 17
Total leasable area (sqm)	340,111	339,080	341,289	341,391	337,396
Tenants’ sales (3 month cumulative)	12,031.0	9,777.7	9,306.4	7,331.7	9,804.1
Occupancy	99.1%	98.8%	98.6%	98.0%	98.4%

Revenues from this segment grew 21.2% during this six-month period, whereas adjusted EBITDA, which excludes the impact of changes in the fair value of investment properties, reached Ps. 1,381 million (+ 23.1% compared to the same period of 2017). The EBITDA margin was 76.4%, 1.1 pp higher than the figure recorded in the same semester of the previous fiscal year.

Operating data of our Shopping Malls

Shopping Mall	Date of Acquisition	Gross Leasable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy(2)
Alto Palermo	Dec-97	18,633	138	100.0%	98.7%
Abasto Shopping(3)	Nov-99	36,795	171	100.0%	100.0%
Alto Avellaneda	Dec-97	36,039	134	100.0%	99.9%
Alcorta Shopping	Jun-97	15,721	114	100.0%	99.4%
Patio Bullrich	Oct-98	11,503	92	100.0%	99.4%
Buenos Aires Design	Nov-97	13,735	61	53.7%	100.0%
Dot Baires Shopping	May-09	49,407	156	80.0%	99.9%
Soleil	Jul-10	15,214	79	100.0%	100.0%
Distrito Arcos	Dec-14	14,325	69	90.0%	100.0%
Alto Noa Shopping	Mar-95	19,059	90	100.0%	99.4%
Alto Rosario Shopping(4)	Nov-04	31,507	149	100.0%	99.7%
Mendoza Plaza Shopping	Dec-94	42,867	141	100.0%	96.7%
Córdoba Shopping	Dec-06	15,317	106	100.0%	98.6%
La Ribera Shopping(5)	Aug-11	10,530	68	50.0%	96.1%
Alto Comahue	Mar-15	9,459	100	99.1%	97.1%
Patio Olmos(6)	Sep-07
Total		340,111	1,668		99.1%

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the period.
(3) Excludes Museo de los Niños (3,732 square meters).
(4) Excludes Museo de los Niños (1,261 square meters).
(5) Through our joint venture Nuevo Puerto Santa Fe S.A.
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the province of Córdoba, operated by a third party.

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

Cumulative tenants’ sales as of December 31
(per Shopping Mall, for the quarter of each fiscal year, in Ps. million)

Shopping mall	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Alto Palermo	1,446.9	1,234.6	17.2%	2,576.7	2,208.0	16.7%
Abasto Shopping	1,573.7	1,322.7	19.0%	2,891.1	2,424.0	19.3%
Alto Avellaneda	1,521.4	1,236.5	23.0%	2,726.8	2,245.0	21.5%
Alcorta Shopping	813.3	682.3	19.2%	1,417.9	1,181.4	20.0%
Patio Bullrich	447.3	376.6	18.8%	782.9	657.1	19.1%
Buenos Aires Design	172.4	139.3	23.8%	342.7	269.7	27.1%
Dot Baires Shopping	1,366.9	1,116.4	22.4%	2,386.1	1,959.2	21.8%
Soleil	610.5	453.1	34.7%	1,141.7	853.2	33.8%
Distrito Arcos	527.5	420.0	25.6%	967.1	739.5	30.8%
Alto Noa Shopping	522.9	424.7	23.1%	968.1	797.0	21.5%
Alto Rosario Shopping	1,089.4	885.2	23.1%	2,008.6	1,626.0	23.5%
Mendoza Plaza Shopping	894.2	706.9	26.5%	1,690.7	1,354.6	24.8%
Córdoba Shopping	415.0	337.6	22.9%	736.3	607.2	21.3%
La Ribera Shopping(1)	274.1	198.4	38.2%	520.1	379.2	37.2%
Alto Comahue	355.5	269.7	31.8%	644.0	486.2	32.5%
Total	12,031.0	9,804.0	22.7%	21,800.8	17,787.3	22.6%

(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of December 31
(per Type of Business, in Ps. million)

Type of Business	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Anchor Store	696.9	527.7	32.1%	1,237.5	945.2	30.9%
Clothes and Footwear	6,701.5	5,586.8	19.4%	11,687.2	9,732.0	20.1%
Entertainment	236.0	201.5	17.1%	651.7	545.5	19.5%
Home	311.7	252.1	23.6%	590.4	471.5	25.2%
Restaurant	1,126.7	871.4	29.3%	2,329.8	1,771.8	31.5%
Miscellaneous	1,465.5	1,208.5	21.3%	2,572.0	2,122.0	21.2%
Services	110.5	53.4	106.9%	213.0	108.2	96.9%
Electronic appliances	1,382.2	1,102.6	25.4%	2,519.2	2,091.1	20.5%
Total	12,031.0	9,804.0	22.7%	21,800.8	17,787.3	22.6%

Revenues from cumulative leases as of December 31
(Breakdown per quarter of each fiscal year, in Ps. million)

	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Base rent (1)	503.6	411.0	22.5%	973.9	785.8	23.9%
Percentage rent	247.6	232.4	6.5%	418.5	382.7	9.4%
Total rent	751.2	643.4	16.8%	1,392.4	1,168.5	19.2%
Revenues from non-traditional advertising	27.5	16.2	69.7%	44.3	32.3	37.2%
Admission rights	77.2	63.7	21.1%	150.5	125.6	19.8%
Fees	14.6	11.9	23.2%	28.3	22.6	25.1%
Parking	59.0	48.9	20.5%	119.0	95.0	25.3%
Commissions	27.3	23.7	15.2%	69.3	45.0	54.0%
Others	3.1	4.1	-24.2%	5.8	6.3	-8.7%
Revenues from sales, leases and services	959.9	812.0	18.2%	1,809.5	1,495.3	21.0%

(1)
Includes Revenues from stands for Ps. 101.6 million.

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

III. Offices

The A+ office market in the City of Buenos Aires remains robust. The price of Premium commercial spaces stood at USD 4,600 per square meter. Rental prices remained at the same levels as in the previous year, averaging USD 30 per square meter for the A+ segment, and vacancy continues to fall, reaching 3.30% as of December 2017.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Rental prices have remained at USD 27 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

                                                                                                    Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area
                                                                                                    Source: LJ Ramos

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

During the first six months of fiscal year 2018, revenues from the offices segment increased 15.7% as compared to the same period of 2017, whereas Adjusted EBITDA from this segment reached Ps. 211 million, 1.4% lower than in the previous year, mainly due to the realized gain registered in IIQ 17 for the additional purchase of 30% of Entertainment Holdings S.A. whose share, passing to be a controlled company, was revalued at fair value.
 Rental prices in USD per sqm increased, reaching USD 26.9 per sqm.

The EBITDA margin from the offices segment reached 84%.

	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues	129	116	11.2%	251	217	15.7%
Net gain from fair value adjustment of investment properties	605	1,358	-55.4%	885	1,505	-41.2%
Profit from operations	709	1,489	-52.4%	1,093	1,713	-36.2%
Depreciation and Amortization	3	6	-50.0%	3	6	-50.0%
EBITDA	712	1,495	-52.4%	1,096	1,719	-36.2%
Adjusted EBITDA	107	137	-21.9%	211	214	-1.4%

	IIQ 18	IQ 18	IVQ 17	IIIQ 17	IIQ 17
Gross leasable area	85,378	85,378	85,784	86,682	87,232
Occupancy	93.2%	96.2%	96.2%	97.9%	100.0%
Rent (ARS/sqm)	505	464	436	409	414
Rent (USD/sqm)	26.9	26.8	26.2	26.2	26.1

Below is information on our offices and other rental properties’ segment as of December 31, 2017.

	Date of Acquisition	Leasable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest
Offices
Edificio República(3)	04/28/08	19,885	94%	100%
Torre Bankboston(3)	08/27/07	14,873	86%	100%
Intercontinental Plaza(3)	11/18/97	3,876	100%	100%
Bouchard 710 (3)	06/01/05	15,014	100%	100%
Maipú 1300(4)	09/28/95	397	-	100%
Libertador 498	12/20/95	620	100%	100%
Suipacha 652/64(3)	11/22/91	11,465	86%	100%
Dot Building (3)(7)	11/28/06	11,242	100%	80%
Philips(3) (7)	06/05/17	8,006	24%	100%
Subtotal Offices		85,378	93.2%
Other Properties
Santa María del Plata S.A.	17/10/97	116,100	91%	100%
Ex – Nobleza Piccardo (5)	05/31/11	109,610	89%	50%
Other Properties (6)		22,654	67%
Subtotal Other Properties		248,364	88%
TOTAL OFFICES AND OTHERS		333,743	90%
(1)
Total leasable area for each property as of December 31, 2017. Excludes common areas and parking.
(2)
Calculated dividing occupied sqm by leasable area as of December 31, 2017.
(3)
Through IRSA Propiedades Comerciales S.A.
(4)
As of December 31, 2017, a sale ticket with possession for the remaining meters of the Maipú 1300 building has been signed. The title deed of the building has not yet been signed.
(5)
Through Quality Invest S.A.
(6)
Includes the following properties: Dot adjacent plot, Intercontinental plot, Anchorena 665, Chanta IV, Ferro, Puerto Retiro, Abril Manor House, Constitución 1111 and Rivadavia 2774.
(7) As of December 31, 2017, 24% of the sqm of the Philips Building had been taken over, which were included in the calculation of the average occupation of IIT 17.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

IV. Sales and Developments

	IQ 18	IVQ 17	IIIQ 17	IIQ 17	IQ 17	IQ 18
Revenues from sales, leases and services	20	0	100.0%	54	1	5,300.0%
Net gain from fair value adjustment of investment properties	353	-195	-281.0%	550	-158	-448.1%
Profit from operations	342	-245	-239.6%	523	-229	-328.4%
Depreciation and amortization	0	0	0.0%	0	0	0.00%
EBITDA	342	-245	-239.6%	523	-229	-328.4%
Adjusted EBITDA	-11	-50	-78.0%	-27	-71	-62.0%

For the six months’ period of fiscal year 2018, adjusted EBITDA from the Sales and Developments segment was a loss of Ps. 27 million as compared to a loss of Ps. 71 million during the first semester of 2017, due to the sale of apartment units and parking spaces in Astor Beruti, a floor and parking spaces from the building Maipú 1300 and the sale of the Baicom plot.

V. CAPEX 2018

Alto Palermo Expansion
The expansion project of Alto Palermo shopping mall will add a gross leasable area of approximately 4,000 square meters to the shopping mall with the highest sales per square meter in our portfolio and it consists in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Demolition was completed in FY2017, and the expansion works are estimated to start during this fiscal year 2018.

First Stage of Polo Dot
The project called “Polo Dot”, located in the commercial complex adjacent to our Dot Baires shopping mall, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of gross leasable area. At a first stage, we will develop an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for almost all the footage. As of December 31, 2017, degree of progress was 44%. The second stage of the project will include two office/hotel buildings that will add 38,400 square meters of gross leasable area to the complex. We have seen a significant demand for Premium office spaces in this new commercial hotspot, and we are confident that we will be able to open these buildings with attractive rent levels and high occupancy.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

Catalinas Building
The building to be constructed will have 35,000 square meters of gross leasable area consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The Company owns 16,000 square meters consisting of 14 floors and 142 parking spaces in the building project. Construction works started during the second quarter of FY2017, and are expected to be completed in about 3 years. As of December 31, 2017, work progress was 8.6%.

Other Projects
We will build 2,200 sqm to add 6 cinema screens in Alto Comahue, a large store of 2,400 sqm in Alto Rosario shopping mall, 12,800 sqm mainly in a Sodimac store in Mendoza Plaza Shopping, and we will expand by 3,000 sqm Alto Avellaneda, our shopping mall located in the southern region of Buenos Aires. In addition, we will continue working on optimizing the performance of our current properties through improvements that allow us to take best advantage of their GLA potential and to furnish them with increased functionality and appeal for the benefit of consumers and tenants alike.

VI.
Hotels

For the first six months of fiscal year 2018, revenues from the hotel segment grew 28.2%, mainly due to the increase in the average rate per room and a 3.1% rise in the occupancy rate, which reached 71.5% in IIQ18. However, this segment’s EBITDA totaled Ps. 29 million during the semester under review.

Hotels (in millions of ARS)	IITQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues	264	200	32.0%	478	373	28.2%
(Loss) / profit from operations	24	23	4.3%	22	27	-18.5%
Depreciation and amortization	3	3	0.0%	7	7	0.0%
EBITDA	27	26	3.8%	29	33	-14.7%

	IIQ 18	IQ 18	IVQ 17	IIIQ 17	IIQ 17
Average Occupancy	71.5%	68.4%	67.3%	69.6%	69.1%
Average Rate per Room (ARS/night)	3,420	3,290	2,803	2,873	2,784
Average Rate per Room (USD/night)	195	190	181	186	182

The following is information on our hotel segment as of December 31, 2017:

Hotels	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate(2)
Intercontinental (3)	11/01/97	76.34%	309	74.6%	2,538
Sheraton Libertador (4)	03/01/98	80.00%	200	81.1%	2,416
Llao Llao (5)	06/01/97	50.00%	205	57.6%	6,520
Total	-		714	71.5%	3,420
1) Cumulative average for the 6-months period.
2) Cumulative average for the 6-months period.
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A. (IRSA’s subsidiary).
5) Through Llao Llao Resorts S.A. (IRSA’s subsidiary).

8

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

VII.
International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leasable area is approximately 57,500 sqm and consists of 34 floors.

As of December 31, 2017, the building reached an occupancy rate of 94.7%, thus generating an average rent of USD 71.6 per sqm.

Lipstick	Dec-17	Dec-16	YoY Var
Gross Leasable Area (sqm)	58,092	58,092	0.0%
Occupancy	94.7%	96.6%	-1.93
Rental price (USD/sqm)	71.6	68.9	3.9%

Investment in Condor Hospitality Inc.

We maintain our 28.2% investment in the Condor Hospitality Trust hotel REIT’s voting rights (NASDAQ: CDOR) through our subsidiary Real Estate Strategies L.P. (“RES”), in which we hold a 66.83% interest. Condor is a REIT listed in Nasdaq focused on medium-class and long-stay hotels located in various states of the United States of America, operated by various operators and franchises.

During the semester under review, the company’s results have shown an improvement in operating levels and it has continued with its strategy of selectively disposing of lower-class hotels at very attractive prices and replacing them with higher-class hotels.

VIII. Financial Operations, Corporate and Others

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of December 31, 2017 (excluding treasury shares). During the first six months of fiscal year 2018, the investment in Banco Hipotecario generated income of Ps. 410.0 million, compared to income of Ps. 38 million in the same period of 2017, mainly due to the increase in the present value of the bank’s financial assets. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

Operations Center in Israel

IX. Investment in IDB Development Corporation

As of December 31, 2017, IRSA’s indirect equity interest reached 100% of IDBD’s stock capital.

Below is comparative segment information on our operations center in Israel for the period from July 1 to September 30 of both fiscal years.

Real Estate (Property & Building - PBC) - Ps. MM	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	Var a/a
Revenues	1,506	1,443	4.4%	2,503	2,492	0.4%
Net gain from fair value adjustment of investment properties	228	637	-64.3%	1,150	973	18.2%
Profit from operations	1,118	1,194	-6.4%	2,700	2,086	29.4%
Depreciation and amortization	5	5	0.0%	14	12	16.7%
EBITDA	1,123	1,199	-6.3%	2,714	2,098	29.4%
Adjusted EBITDA	895	562	59.3%	1,564	1,125	39.0%

It should be clarified that the Argentine peso suffered a 21% devaluation on the one year period that started on September 2016. The Real Estate segment recorded a decrease in its revenues in the first half of fiscal year 2018 compared with the same semester of 2017 (taking into account the devaluation) mainly due to less availability of apartments available for sale offset by an increase in rents of projects completed in 2017 and an increase in the value of rents. Adjusted EBITDA for the first semester of 2018 reached Ps. 1,624 million, increasing 42.0% with respect to the same semester of 2017.

Supermarkets (Shufersal) - $ MM	IIQ 18	IIQ 17	YoY Var	Var a/a	6M 18	6M 17
Revenues	14,672	11,972	22.6%	27,854	23,439	18.8%
Profit from operations	519	358	45.0%	1,008	743	35.7%
Depreciation and amortization	428	327	30.9%	801	629	27.3%
EBITDA	947	685	38.2%	1,809	1,372	31.9%

The supermarket segment recorded an increase of 18.8% in revenues and 31.9% in EBITDA in the six months FY18 compared to the same period of 2017. The higher results in pesos are explained by the devaluation. The growth was lower than the devaluation mainly due to the seasonality of the Jewish holidays, which are within the semester 2018 but not so during the first semester of 2017, this fall in sales is offset by a better sales mix and growth of the own brand of Shufersal.

Telecommunications (Cellcom) - $ MM	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	Var a/a
Revenues	4,839	3,907	23.9%	9,065	7,748	17.0%
Profit from operations	27	-51	-152.9%	199	12	1,558.3%
Depreciation and amortization	932	822	13.4%	1,762	1,602	10.0%
EBITDA	959	771	24.4%	1,961	1,614	21.5%

The Telecommunications segment recorded a 17% rise in its revenues due to the effect of the devaluation of the Argentine peso. In Israeli currency, revenues fell slightly in IIQ18 in comparison to IIQ17 as a result of a decline in revenues from the mobile segment offset by an increase in fixed line segment revenues. Operating Income increased by 1,558.3% reaching Ps. 199 million, of which Ps. 145 million comes from the sale of Rimon, a subsidiary of Cellcom.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

Others (Corporate expenses and other subsidiaries) - $ MM	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	Var a/a
Revenues	10	200	-95.0%	199	342	-41.8%
Loss from operations	329	-138	-338.4%	291	-264	-210.2%
Depreciation and amortization	10	92	-89.1%	23	106	-78.3%
EBITDA	339	-46	-837.00%	314	-158	-298.7%

As concerns “Clal”, the Group values its holding in this insurance company as a financial asset at market value. The variation in the share price of CLAL during the semester 2018 generated a profit for the period of Ps. 368 million, while in the first semester of 2017 the profit was Ps. 1,278.

X. Reconciliation with Consolidated Income Statement (ARS million)

Below is an explanation of the reconciliation of the Company’s income by segment with its consolidated income statement. The difference lies in the presence of joint ventures included in the segment but not in the income statement.

	Total as per Segment information	Adjustment for share of profit/(loss) of Joint Ventures *	Expenses and Collective Promotion Funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of Income
Revenues	42,214	-28	860	-6	43,040
Costs	-28,413	11	-876	1	-29,277
Gross profit	13,801	-17	-16	-5	13,763
Net gain from fair value adjustment of investment properties	11,626	-124	-	-	11,502
General and administrative expenses	-2,214	13	-	6	-2,195
Selling expenses	-7,721	4	-	-	-7,717
Other operating results, net	589	16	-	-1	604
Profit / (loss) from operations	16,081	-108	-16	-	15,957
Share of profit of associates and joint ventures	233	160	-	-	393
Net segment profit before financial results and income tax	16,314	52	-16	-	16,350
*Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

11

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

XI. Financial Debt and Other Indebtedness

Operations Center in Argentina

Financial debt as of December 31, 2017:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	5.6	Floating	< 360 days
IRSA 2020 Series II Non-Convertible Notes.	USD	71.4	11.50%	Jul-20
Series VII Non-Convertible Notes	ARS	20.6	Badlar + 299	Sep-19
Series VIII Non-Convertible Notes	USD	184.5	7.00%	Sep-19
ICBC Dubai Loan	USD	50.0	5.95%	Feb-22
ICBC Loan	ARS	6.7	21.20%	May-18
IRSA’s Total Debt		338.9
IRSA’s Cash + Cash Equivalents + Investments (2)	USD	4.0
IRSA’s Net Debt	USD	334.9
Bank overdrafts	ARS	1.3	Floating	< 360 d
CAPEX Citi 5600 loan	ARS	0.1	Fixed	Jan-18
ICBC loan	ARS	4.0	Fixed	May-18
IRCP Class IV Non-Convertible Notes	USD	140.0	5.0%	Sep-20
IRSA CP Class II Non-Convertible Notes	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		505.4
Cash + Cash Equivalents + Investments (3)		314.8
IRSA CP’s Net Debt		190.6
(1)
Principal amount in USD (million) at an exchange rate of Ps. 18.65/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
“IRSA’s Cash & Cash Equivalents plus Investments” includes IRSA’s Cash & Cash Equivalents + IRSA’s Investments in current and non-current financial assets.
(3)
“IRSA CP’s Cash & Cash Equivalents plus Investments” includes IRSA CP’s Cash and cash equivalents + Investments in Current Financial Assets and our holding in TGLT's convertible Notes.

Operations Center in Israel

Net financial debt (USD million)

Indebtedness(1)	Amount
IDBD	704
DIC	978
(1)
Net Debt as of September 30, 2017 according to the companies Separate Statutory Financial Statements.

On September 28, 2017 DIC offered the holders of NCN Series F to swap their notes for NCN Series J. NCN Series J terms and conditions differ substantially from those of Series F. Therefore, DIC recorded the payment of NCN Series F and recognized a new financial commitment at fair value for NCN Series J. As a result of the swap, DIC recorded a loss resulting from the difference between the NCN Series F cancellation value and the new debt value in the amount of approximately NIS 461 (equal to approximately Ps. 2,228 as of that date), which was accounted for under “Financial costs”.

12

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

XII. Material and Subsequent Events

Operations Center in Argentina

October 2017: Lipstick’s Debt Refinancing

In October 2017, in light of the approaching maturity of the USD 113.1 million non-recourse-to-IRSA debt owed by Metropolitan 885 3rd Ave (“Metropolitan”), owner of the Lipstick Building, the term of such debt was extended to April 30, 2020 with respect to an amount of USD 53.1 million, and USD 40 million were repaid in cash. Out of this sum, IRSA contributed USD 20 million, and an additional reduction of debt in an amount of USD 20 million was obtained from the lender bank.

In addition, as a result of the negotiations held, a reduction in the interest rate of this loan from Libor + 4% to Libor + 2% was achieved.

October 2017: Sale of Equity Interest in IRSA Propiedades Comerciales

On October 26, 2017, IRSA completed the sale in the secondary market of 10,240,000 ordinary shares of IRSA CP, N.V. Ps. 1 per share, represented by American Depositary Shares (“ADSs”), representing four ordinary shares each, which represents nearly 8.1% of IRSA CP capital for a total amount of Ps. 2,440 million (USD 138 million). After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.5%. This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 271 million, net of taxes.

October 2017: General Ordinary and Extraordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 31, 2017, the following matters, inter alia, were resolved:

●
Distribution of a cash dividend for Ps. 1,400 million.
●
Fees payable to the Board of Directors and Supervisory Committee for fiscal year 2017 closed as of June 30, 2017.
●
Renewal of regular and alternate directors due to expiration of their terms and appointment of new alternate director.
●
Creation of a new Global Note Program for up to USD 350 million.

November 2017: Payment of cash dividend

At the Board meeting held on November 1, 2017, it was resolved to make available to the shareholders, as from November 14, 2017, a cash dividend of Ps. 1,400,000,000 (Argentine legal tender) equivalent to 241.931389433% of the Stock Capital, i.e., an amount per share (Ps. 1 par value) of $2.41931389433 and an amount per ADR (Argentine Pesos per ADR) of $24.1931389433 to be charged against the fiscal year ended June 30, 2017, which was paid to all the shareholders recorded as such as of November 13, 2017, according to the register kept by Caja de Valores S.A.

Operations Center in Israel

November 2017: Purchase of DIC shares by Dolphin

As mentioned in Note 7 to the Consolidated Financial Statements as of June 30, 2017, in connection with the Promotion of Competition and Reduction of Concentration Law in Israel, after June 30, 2017, Dolphin Netherlands B.V. made a non-binding tender offer for the acquisition of all DIC shares held by IDBD. For purposes of the transaction, a committee of independent directors has been set up to assess the tender offer and negotiate the terms and conditions. The Audit Committee has issued an opinion without reservations as to the transaction in accordance with the terms of section 72 et al. of the Capital Markets Law N° 26,831.

13

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

In November 2017, Dolphin IL Investment Ltd. (Dolphin IL), a subsidiary of Dolphin Netherlands B.V., has subscribed the final documents for the acquisition of the total shares owned by IDBD in DIC.

The transaction has been made for an amount of NIS 1,843 million (equivalent to NIS 17.20 per share of DIC). The consideration was paid NIS 70 million in cash (equivalent to Ps. 348 million as of the date of the transaction) and NIS 1,773 million (equivalent to Ps. 8,814 million as of the date of the transaction) was financed by IDBD to Dolphin, maturing in five years, with the possibility of an extension of three additional years in tranches of one year each, that will accrue an initial interest of 6.5% annually, which will increase by 1% annually in case of extension for each year. Furthermore, guarantees have been implemented for IDBD, for IDBD bondholders and their creditors, through pledges of different degree of privilege over DIC shares resulting from the purchase. Moreover, a pledge will be granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC that Dolphin currently holds in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors. This transaction has no effect in the Groups consolidation structure and has been accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 114 million.

It should be noted that the financial position of IDBD and its subsidiaries at the Operations Center in Israel does not affect the financial position of IRSA and subsidiaries at the Operations Center in Argentina. In addition, the commitments and other covenants resulting from IDBD’s financial debt do not have impact on IRSA since such indebtedness has no recourse against IRSA and it is not granted by IRSA’s assets.

 November 2017: Tender offer for Clal

In July 2017, IDBD received a non-binding offer from an international group for the potential acquisition of its entire interest in Clal. The consideration will be based on the equity value of Clal, in accordance with Clal Financial Statement at the time of specifying the transaction and is subject to the performance of a due diligence and the execution of an agreement, as well as getting the approvals required by law. IDBD is analyzing the offer. On June 30, 2017, this value amounted to NIS 4,880 million (equivalent to approximately Ps. 23,278 million as of the date of these Financial Statements), at the proportionate equity interest as of the date of the transaction. In November 2017 the period to perform each party undertaking expired. However, the parties are continuing to conduct negotiations in connection with the sale of the sold shares. There is no certainty that the offer will go forward under the terms offered, or that the transaction will be completed.

December 2017: Purchase of IDBD shares by IFISA

In December 1, 2017, Dolphin Netherlands BV (Dolphin), has executed a share purchase agreement for all of the shares that IFISA held of IDBD, which amounted to 31.7% of the capital stock. In this way, as of the end of December 31, 2017, Dolphin controls 100% of IDBD's shares.

 The transaction was made at a price of NIS 398 million (equivalent to NIS 1.968 per share and approximately to Ps. 1,968 million as of the date of the transaction). As consideration of the transaction all receivables from IFISA to Dolphin have been canceled plus a payment of USD 33.7 million (equivalents to Ps. 588 million as of the date of the transaction). This transaction was accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 2,923 million.

December 2017: Sale of Shufersal shares

On December 24, 2017, DIC sold shares of Shufersal, in a manner whereby its equity interest decreased from 53.30% to 50.12%. The consideration with respect to the sale of the aforementioned shares amounted to NIS 169.5 million (equivalent to Ps 847 million as of the date of the transaction). This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps 385 million.

December 2017: New Pharm Acquisition

As mentioned in Note 4.G to the Consolidated Financial Statements as of June 30, 2017, Shufersal entered into an agreement for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of that Company’s share capital. On December 20, 2017, the transaction was completed and Shufersal is the sole shareholder of New Pharm, after the sale of one of its stores and the approval by the antitrust committee. The total consideration was NIS 151 millones (equivalent to Ps. 734 millones as of the date of the transaction).

14

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

The Group is working on the allocation of the purchase price of the net assets acquired. The information below is preliminar and is subject to change.

The following table summarizes the consideration, the fair values of the assets acquired and the liabilities assumed.

December 2017
Identified assets and liabilities:

Assets	850
Liabilities	926
Total identified net assets	-76
Goodwill (pending allocation)	810
Total consideration	734

February 2018: Eurocom purchase offer

On February 4, 2018, DIC made a binding offer for the acquisition in stages of Eurocom Communications Ltd ("Eurocom"), a private Israeli group whose business is developed in the communications, real estate and renewable energy industries. Eurocom is Bezeq's parent company (an Israel's leading telecommunications company). The proposal must be approved by Eurocom and by the authorities and creditors involved in the Eurocom debt restructuring process. Should the proposal succeed, this transaction requires the approval of different regulatory authorities and a divestment of the group's holding in Cellcom.

XIII. Comparative Summary Consolidated Balance Sheet Data

	12.31.17	12.31.16
Non-current assets	180,626	144,551
Current assets	79,912	58,690
Total Assets	260,538	203,241
Capital and reserves attributable to equity holders of the parent	30,585	25,293
Non-controlling interest	27,221	18,868
Total shareholders’ equity	57,806	44,161
Non-current liabilities	154,680	117,917
Current liabilities	48,052	41,163
Total Liabilities	202,732	159,080
Total liabilities and shareholders’ equity	260,538	203,241

XIV. Summary Consolidated Income Statement Data

	12.31.17	12.31.16
Profit from operations	15,957	6,182
Share of profit of associates and joint ventures	393	62
Profit before financial results and income tax	16,350	6,244
Finance income	650	510
Finance expenses	-8,069	-4,715
Other financial results	1,196	1,531
Financial results, net	-6,223	-2,674
Income before income tax	10,127	3,570
Income tax expense	497	-1,027
Profit for the period from continuing operations	10,624	2,543
Income / (loss) for the period from discontinued operations after income tax	207	4,273
Profit for the period	10,831	6,816
Other comprehensive (loss) / income for the period	161	550
Comprehensive net (loss) / income for the period	10,992	7,366

Attributable to:
Equity holders of the parent	8,918	3,835
Non-controlling interest	1,913	2,981

15

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

XV. Comparative Summary Consolidated Cash Flow Data

	12.31.17	12.31.16
Net cash generated by operating activities	6,807	4,862
Net cash used in investing activities	-9,863	2,156
Net cash generated by financing activities	7,185	2,177
Net increase in cash and cash equivalents	4,129	9,195
Cash and cash equivalents at beginning of fiscal year	24,854	13,866
Cash and cash equivalents reclassified to held for sale	-74	0
Foreign exchange gain on cash and cash equivalents	586	639
Cash and cash equivalents at the end of the period	29,495	23,700

XVI. Comparative Ratios

	12.31.17		12.31.16
Liquidity
CURRENT ASSETS	79,912	1.66	58,690	1.43
CURRENT LIABILITIES	48,052		41,163
Indebtedness
TOTAL LIABILITIES	202,732	6.63	159,080	6.29
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	30,585		25,293
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	30,585	0.15	25,293	0.16
TOTAL LIABILITIES	202,732		159,080
Restricted Assets
NON-CURRENT ASSETS	180,626	0.69	144,551	0.71
TOTAL ASSETS	260,538		203,241

XVII. Brief comment on prospects for the next period

Our businesses in the Operations Center in Argentina and Israel have posted sound operating results in the first semester of fiscal year 2018. We believe that the diversification of our business, with real estate assets in Argentina and abroad, favorably positions us to face all the challenges and opportunities that may arise in the coming years.

As concerns our Operations Center in Argentina and our subsidiary IRSA Propiedades Comerciales S.A., prospects for fiscal year 2018 are positive, in light of the rebound in economic activity and consumption, which decelerated in 2017 as compared to 2016. We hope to continue growing in terms of sales, visitors to our shopping malls and tenants in our office spaces, as well as maintaining optimum occupancy levels.

16

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2017

During the second semester of the fiscal year 2018, we expect to consummate certain acquisitions of new lands or existing commercial properties, and we plan to make progress in the commercial developments already launched, including the 4,000 sqm expansion of our Alto Palermo shopping mall, the development of the 32,000 sqm office building in the commercial complex adjoining our Dot Baires shopping mall, and the “Catalinas” building in Buenos Aires, in which we own 16,012 sqm. In addition, in fiscal year 2018 and 2019 we expect to finish the expansion works in some of our shopping malls for approximately 21,000 of GLA. We will build 2,200 sqm to add 6 cinema screens in Alto Comahue, a large store of 2,400 sqm in Alto Rosario shopping mall, 12,800 sqm mainly in a Sodimac store in Mendoza Plaza Shopping, and we will expand by 3,500 sqm Alto Avellaneda, our shopping mall located in the southern region of Buenos Aires. In addition, we will continue working on optimizing the performance of our current properties through improvements that allow us to take best advantage of their GLA potential and to furnish them with increased functionality and appeal for the benefit of consumers and tenants alike.

We will continue to promote marketing actions, events and targeted promotions at our shopping malls to attract consumers, through the joint endeavors of the Company, the retailers and the credit card issuer banks, as these actions have proved to be highly effective and are welcomed by the public.

We are optimistic about the opportunities that may arise in Argentina for the second semester fiscal year 2018. We have a large reserve of lands for future shopping mall and office development projects in an industry scenario with high growth potential.

As concerns our investments outside Argentina, we will continue working in the improvement of the operating ratios of our “Lipstick” building in New York and backing the new strategy of selectively selling low-class hotels and replacing them with higher-class hotels, that is being developed by the “Condor Hospitality Trust” hotel REIT (NASDAQ: CDOR).

Regarding our investment in the Israeli company IDBD, we are much pleased with the results obtained in the first semester of FY18 we will continue to work towards deleveraging the company, selling non-strategic assets in its portfolio and improving the operating margins of each of its operating subsidiaries.

Taking into account the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level and its franchise for accessing the capital markets, we remain confident that we will continue consolidating the best real estate portfolio in Argentina and Israel. Moreover, in line with our continuous pursuit of business opportunities and having in mind the general and specific conditions of the national and international markets, we keep evaluating different actions to optimize our capital structure. As concerns our operations center in Argentina, to keep increasing the liquidity of our controlled company IRSA Propiedades Comerciales S.A., the Company could make additional sales of the shares held by it in such company, in one or more tranches, in the over-the-counter market or through a private sale, aps agreed by the Company’s shareholders in due course.

17